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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VIROPRO INC.

(Exact name of registrant as specified in its charter)

NEVADA	**5141**	**13-3124057**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3163 Kennedy Boulevard, Jersey City, New Jersey 07306 (201) 217-4137
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard Lee
163 Kennedy Boulevard,
Jersey City, New Jersey 07306
(201) 217-4137

Copy to:
Irving Rothstein, Esq.
Law Offices of Irving Rothstein
1060 East 23rd Street
Brooklyn, New York 11210
Tel: 718-513-4983 Fax: 718-228-5639

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and certain other conditions under the Stock Exchange Agreement are met or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $.001 par value	20,000,000	$0.009	$180,000	$22.81

(1) Pursuant to Rule 457(f)(2), based on one-third of the stated value of the securities to be canceled in the transaction ($214,048/3 = $71,349/7,792,100 shares), as of the most recent practicable date (November 30, 2003), and computed solely for the purpose of calculating the registration fee under the Securities Act of 1933 (the "Act").

(2) Estimated solely for purposes of calculating the registration fee.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SEC 2077 (11-03) **Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SUBJECT TO COMPLETION DATED, February 27, 2004

VIROPRO INC.

20,000,000 shares of common stock

This prospectus covers 20,000,000 shares of the common stock, par value $.001 per share, of Viropro Inc. Our securities are listed for trading on the OTC:Bulletin Board under the symbol VPRO.

The securities offered hereby involve a high degree of risk. Please read the "Risk Factors" beginning on page 2.

_____

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our principal executive offices are located at: 3163 Kennedy Boulevard, Jersey City, New Jersey 07036. Our telephone number is (201) 217-4137.

The date of the Prospectus is _____, 2004.

Summary

This prospectus is being delivered in the context of the acquisition of CNC Holdings Inc., a Canadian corporation. CNC primarily develops and licenses software for the healthcare industry. CNC is a private corporation.

Viropro will issue 20,000,000 shares of its common stock to acquire all of the outstanding stock of CNC. CNC is a wholly-owned subsidiary of Central Network Communications Inc., a Delaware corporation which is publicly traded, The Viropro shares registered here will be distributed on a pro rata basis to the shareholders of Central Network Communications Inc.

The shareholders of Viropro have already approved, by written consent, (i) the adoption of the Stock Purchase Agreement and (ii) the increase of the Company's authorized common stock to 50,000,000. After the effective date of the registration statement of which this prospectus forms a part, it will be distributed to all of Viropro's shareholders in satisfaction of the requirements of Section 14C of the Securities exchange Act of 1934 to deliver an Information Statement.

Inasmuch as the sale of CNC represents the sale of substantially all of the assets of Central Network Communications Inc., the transaction has been approved by the written consent of a majority of its outstanding shares. While Central Network Communications Inc. is not subject to the provisions of the Securities Exchange Act of 1934, copies of this prospectus will be distributed to all of its shareholders anyway to satisfy the obligation under Delaware law to provide prompt notice of actions taken by written consent.

Dissenters' rights of appraisal will not be available to the stockholders of either Viropro or CNC.

The principal executive offices of CNC are located at 1010 Ste-Catherine Street West, suite 500, Montreal (Quebec) Canada H3B 1G4. Its telephone number is (514) 876-9997.

Risk Factors

You should carefully consider the following facts and other information in this prospectus. Since we are a shell company with no operations, the following risk factors assume the successful completion of the acquisition of CNC and are risk factors relating to CNC's business and operations which will be our business and operations following the closing except for the risk factors regarding the limited market for securities and penny stock which relate to Viropro.

- **Risks Relating to our Viability**

Since we have only a limited operating history, it is difficult for you to evaluate if we are a good investment.

We were first incorporated in October 1998, introducing our first products in 2000. Market success of our product line to date has been limited as we have had only two major sales to date. As a result, we have only a very limited operating history, and we face all of the risks and uncertainties encountered by early-stage, technology companies. As a result, an investment in our offering is quite speculative since we have no real track record for you to evaluate our true value and future prospectus.

Our independent auditor has expressed concern over our ability to remain in business and if we go out of business your investment will be lost.

In its report on our audited financial statements, our auditor has stated that there is a substantial doubt as to whether we will be able to remain in business for even the next twelve months. The auditor's concern is based upon our continued losses. While we hope to raise the funds necessary to implement our business plan and increase sales, if we fail and its concerns are proven accurate, any investment in our securities will likely be lost.

We have incurred substantial losses and anticipate even more losses in the future which may cause us to become insolvent.

From our inception in October 1998 through August 2003, we incurred an accumulated deficit of $5,286,440. We anticipate incurring further losses until, at the earliest, we generate sufficient revenues to offset the substantial up-front expenditures and operating costs associated with developing and commercializing products utilizing our technology. There can be no assurance that we will ever operate profitably.

We need substantial additional financing or we will be unable to complete our business plan and then, our operations will likely cease or be significantly curtailed.

Our capital requirements relating to the commercialization of our technology have been, and will continue to be, significant. We are dependent on the proceeds of future financing, and the significant increase of sales in order to continue in business and to develop and commercialize additional proposed products. We anticipate requiring approximately $1,250,000 in additional financing in the next 12 months. There can be no assurance that we will be able to raise the substantial additional capital resources necessary to permit us to pursue our business plan. Any inability to obtain additional financing will require us to significantly curtail or cease operations.

There is only a limited market for our securities so any purchasers of the securities offered hereby may have difficulty reselling them.

The shares of Viropro are traded on the OTC:Bulletin Board and there has been practically no sales volume for the last year. No assurance can be given that a more active market will develop. Accordingly, purchasers of the shares offered herein may find their investment highly illiquid.

- **Risks Relating to our Technology**

Our lead product relies upon licensed technology and if we lose the license we will lose significant business.

The core of our lead product is based upon technology we license from a third party. While we are currently in full compliance with all terms of the license agreement, if we should breach any of those provisions we will lose the license and will be unable to market our lead product. The loss of our lead product will cause us to lose significant sales opportunities we are currently counting on to bring us profitable and in such case we will likely be unable to continue in business.

Our infrastructure may not be reliable because of third party disruptions and if it fails we will lose customers which will have a negative impact on our ability to make money.

Our system infrastructure will be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Computer viruses or problems caused by third parties could lead to material interruptions, delays or cessation in service to our customers. Inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of consumers. Security and privacy concerns of consumers may limit our ability to develop a significant customer base. If any of these concerns eventuate, we will likely find it difficult to find and then retain customers which will make it difficult to generate revenues.

- **Risks Relating to Our Business Plan**

Our business plan involves the sale of software to hospitals and if our marketing strategy is unsuccessful and this limited market does not embrace our products we will go out of business.

Our software solution was designed for use by large hospitals which remains an unproven business concept. Demand and market acceptance for a new product is subject to a high level of uncertainty which is exacerbated in our case since our target market is so limited. Achieving market acceptance for our newly developed software product will require significant efforts and expenditures to create awareness and demand by the various hospitals. The lack of success of our marketing strategy could result in the curtailing of our operations.

We will have to modify our product to meet individual customer demands.

To the extent that there is competition among our customers to have a software solution differentiated from others, we may need to modify and adapt our software to meet their demands. These modifications will take time and cost money and may not function. Addressing this could delay our plans and cause us to incur substantial additional costs.

We have only limited human resources to implement the projects we may receive and if we are unable to satisfactorily service our customer's projects, we will lose them and their revenues.

Our operations will depend upon the capacity and availability of people to sell and implement our system infrastructure. We currently have only limited human capacity and will be required to continually expand our staff to accommodate significant sales. Development and/or expansion of our staff will require substantial financial, operational and managerial resources. There can be no assurance that we will be able to meet potential demand on a timely basis or at a commercially reasonable cost. Our failure to adequately develop and/or expand our current staff with qualified personnel to pursue sales opportunities and implement projects on a timely basis will cause us to lose customers and therefore decrease our revenues.

Our shares are considered "Penny Stock" and due to regulatory rules applicable to the public sale of penny stock shares, you may find it more difficult to resale these shares.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse), must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this Offering may find it more difficult to sell their shares.

Terms of the Transaction

CNC's parent, Central Network Communications Inc., will exchange all of the issued and outstanding shares of its wholly-owned subsidiary, CNC, for an aggregate of 20,000,000 shares of Viropro's common stock, all of which shares will be issued directly to the shareholders of Central Network Communications Inc. on a pro rata basis. Under the terms of the Exchange Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part and which is incorporated by reference into this prospectus, Viropro's current director will resign and will be replaced by a nominee of Central Network.

The Exchange Agreement also provides that the obligations of Viropro and Central Network are subject to the performance, unless waived, of their respective covenants and agreements set forth in the Exchange Agreement in all material respects and the continued truth of their respective representations and warranties set forth in the Exchange Agreement. The Exchange Agreement provides for either Viropro or Central Network, as appropriate, to indemnify the other in the event any representation or warranty made by either party to the other in the Exchange Agreement was not accurate.

Pursuant to the Exchange, title to all of the property and assets of CNC will continue to be vested in CNC (except for the Trivor subsidiary which will be disposed of prior to the closing) which will become a wholly-owned subsidiary of Viropro.

The Exchange Agreement may be terminated by the mutual written consent of the Boards of Directors of either party at any time prior to the closing, and by either party if (i) its board of directors receives a written proposal to effect a merger, sale of substantially all the assets or similar transaction and the board determines that such transaction is more favorable to the its stockholders than the existing transaction, (ii) the purchase is enjoined or prohibited by a court or governmental entity or (iii) the closing has not occurred on or before September 21, 2004, through no fault of the terminating party.

CNC is a privately held company and there is no public market for its securities. A press release announcing the execution of a Letter of Intent between Viropro and Central Network was released on December 18, 2003. On that date the market price of Viropro's common stock was $0.32.

Under Nevada and Delaware law, both Viropro and Central Network, respectively, require the approval of a majority of their respective stockholders for this transaction. Both corporations have already obtained the necessary approval through written consents. In addition, Viropro has also obtained shareholder approval to increase its authorized capital to 50,000,000 shares of common stock.

As of January 31, 2004, Viropro's sole director and executive officer owned 345,015 shares of Viropro's outstanding stock. Inasmuch as CNC is a wholly-owned by its parent, Central Network, none of its shares are owned by its directors, executive officers or affiliates.

None of the shareholders of Viropro will have any tax effects from this transaction. The shareholders of Central Network who are receiving the Viropro shares may have a taxable event upon receipt of the shares depending on their circumstances and their tax jurisdiction. Central Network, as sole shareholder of CNC, will record the exchange on its books as an asset sale and Viropro will treat the exchange on its books as an investment.

Viropro's common stock is standard common stock and does not contain any provisions regarding preemptive rights. Shareholders have the right to participate pro rata in all dividends declared by the Board of Directors, in its sole discretion. Under Nevada law, shareholders have the right to vote for the members of the Board of Directors, to approve amendments to the Certificate of Incorporation and for certain material transactions such as mergers, stock splits and sales of substantially all of the corporation's assets.

As previously disclosed in its public filings, Viropro is an inactive shell corporation and its main business activity has been to search for an operating business to acquire. Viropro believes that CNC is about to break through with its products and that the acquisition will provide tremendous value to its shareholders.

Central Network believes that its shareholders will be better able to participate in CNC's upside if its stock could trade directly and not reflect CNC's value solely through the market price of Central Network. After considering various options, Central Network believes that the Exchange with Viropro presents the best opportunity for its shareholders to maximize value.

Prior to the Exchange, neither CNC nor Central Network had any material contracts, arrangements, understandings, relationships, negotiations or transactions with Viropro,

Comparison of Delaware and Nevada Corporate Laws

The following discussion briefly summarizes the significant differences between the corporate laws of Delaware and the corporate laws of Nevada and does not purport to be a complete statement of such laws. The shares of Viropro received by the stockholders of Central Network will be governed by Nevada law.

Fiduciary Duties of Directors

With respect to fiduciary duties, Nevada corporate law may provide broader discretion, and increased protection from liability, to directors in exercising their fiduciary duties, particularly in the context of a change in control. Delaware courts have held that the directors of a Delaware corporation are required to exercise an informed business judgment in performing their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct on directors in matters involving a contest for control of the corporation. A director of a Nevada business corporation must perform his or her duties as a director in good faith and with a view to the interests of the corporation.

A director of a Delaware corporation, in performing his or her duties, is protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's officers or employees, by a committee of the board of directors or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence. Such other person must also have been selected with reasonable care by or on behalf of the corporation. In performing his or her duties, a director of a Nevada business corporation is entitled to rely, in good faith, on information, opinions, reports, books of account or statements (including financial statements and other financial data) prepared or presented by any of the corporation's directors, officers or employees so long as the director reasonably believes such persons to be reliable and competent in such matters; counsel, public accountants, financial advisers, valuation advisers, investment bankers or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such persons; and a duly designated committee of the board which the director reasonably believes merits confidence and upon which the director does not serve, but only as to matters within the committee's designated authority. A director of a Nevada corporation is not considered to be acting in good faith if the director has knowledge concerning the matter in question which would cause such reliance to be unwarranted.

Delaware corporate law does not contain any statutory provision permitting the board of directors, committees of the board and individual directors, when discharging their duties, to consider the interests of any constituencies other than the corporation or its stockholders. Nevada corporate law, on the other hand, provides that in discharging their duties, the board of directors, committees of the board and individual directors may, in exercising their respective powers with a view to the interests of the corporation, choose, to the extent they deem appropriate, to subordinate the interests of stockholders to the interests of employees, suppliers, customers or creditors of the corporation or to the interests of the communities served by the corporation. Furthermore, the officers and directors may consider the long-term and short-term interests of the corporation and its stockholders.

Under Delaware corporate law, directors of a Delaware corporation are presumed to have acted on an informed basis, in good faith and in the honest belief that their actions were in the best interest of the corporation. This presumption may be overcome, if a preponderance of the evidence shows that the directors' decision involved a breach of fiduciary duty such as fraud, overreaching, lack of good faith, failure of the board to inform itself properly or actions by the board to entrench itself in office. Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. The heightened standard has two elements: the board must demonstrate some basis for concluding that a proper corporate purpose is served by implementation of any defensive measure and that measure must be reasonable in relation to the perceived threat posed by the change in control. Under Nevada corporate law, unless there is a breach of fiduciary duty or a lack of good faith, any act of the board of directors, any committee of the board or any individual director is presumed to be in the corporation's best interest. No higher burden of proof or greater obligation to justify applies to any act relating to or affecting an acquisition or a potential or proposed acquisition of control of the corporation than to any other action. Nevada corporate law imposes a heightened standard of conduct upon directors who take action to resist a change or potential change in control of a corporation, if such action impedes the exercise of the stockholders' right to vote for or remove directors.

Anti-Takeover Laws

Section 203 of the Delaware General Corporation Law contains certain "anti-takeover" provisions that apply to a Delaware corporation, unless the corporation elects not to be governed by such provisions in its certificate of incorporation or bylaws. Central Network has not elected to opt out of the provisions of Section 203. Section 203 prohibits a corporation from engaging in any "business combination" with any person that owns 15% or more of its outstanding voting stock for a period of three years following the time that such stockholder obtained ownership of more than 15% of the outstanding voting stock of the corporation. A business combination includes any merger, consolidation, or sale of substantially all of a corporation's assets. The three-year waiting period does not apply, however, if any of the following conditions are met:

- o the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder owning more than 15% of such stock before the stockholder obtained such ownership;

- o after the transaction which resulted in the stockholder owning more than 15% of the outstanding voting stock of the corporation is completed, such stockholder owns at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced; or

- o at or after the time the stockholder obtains more than 15% of the outstanding voting stock of the corporation, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the acquiring stockholder.

In addition, Section 203 does not apply to any person who became the owner of more than 15% of a corporation's stock if it was as a result of action taken solely by the corporation.

Nevada corporate law contains certain "anti-takeover" provisions that apply to a Nevada corporation, unless the corporation elects not to be governed by such provisions in its articles of incorporation or bylaws. Viropro did not elect to opt out of any of these provisions. Nevada corporate law prohibits a corporation from engaging in any "business combination" with any person that owns 10% or more of its outstanding voting stock for a period of three years following the time that such stockholder obtained ownership of more than 10% of the outstanding voting stock of the corporation. A business combination includes any merger, consolidation, or sale of substantially all of a corporation's assets. The three-year waiting period does not apply, however, if the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder owning more than 10% of such stock before the stockholder obtained such ownership.

Furthermore, a corporation may not engage in any business combination with an interested stockholder after the expiration of three years from the date that such stockholder obtained such ownership unless the combination meets all of the requirements of the corporation's articles of incorporation, and:

- o is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder proposing the combination at a meeting called for that purpose no earlier than three years after the interested stockholder's date of acquiring shares; or

- o the form and amount of consideration to be received by stockholders (excluding the interested stockholder) of the corporation satisfy certain tests and, with limited exceptions, the interested stockholder has not become the beneficial owner of additional voting shares of the corporation after becoming an interested stockholder and before the business combination is consummated.

In addition, the Nevada corporate law suspends the voting rights of the "control shares" of a stockholder that acquires 20% or more of a corporation's shares entitled to be voted in an election of directors. The voting rights of the control shares generally remain suspended until such time as the "disinterested" stockholders of the company vote to restore the voting power of the acquiring stockholder.

If full voting rights are accorded to the shares held by the acquiring person and the acquiring person has acquired shares amounting to or greater than a majority of all voting power, any stockholder of record, other than the acquiring person, who did not vote in favor of granting voting power to the shares held by the acquiring person may demand payment for the fair value of such stockholder's shares. Within 20 days of the vote according the shares of the acquiring person voting rights, the corporation is required to send notice to any stockholders who did not vote in favor of such action notifying them of their right to demand payment for their shares. Within 20 days of receipt of such notice, a stockholder seeking payment must demand payment for such stockholder's shares. The corporation must comply within 30 days.

Dividend Rights and Repurchase of Shares

Under Delaware corporate law, a corporation may declare and pay dividends out of surplus or, if no surplus exists, out of net profits, for the fiscal year in which the dividends are declared and/or for its preceding fiscal year. Dividends may not be paid out of net profits if the capital of the corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Surplus is defined as net assets minus stated capital. Delaware corporate law applies different tests to the payment of dividends and the repurchase of shares. Delaware corporate law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

Under Nevada corporate law, a corporation is prohibited from making a distribution (including dividends on, or redemption or repurchase of, shares of capital stock) to its stockholders if, after giving effect to the distribution:

o   the corporation would be unable to pay its debts as they become due in the usual course of business; or

o   the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if that corporation were then dissolved, to satisfy the rights of stockholders having superior preferential rights upon dissolution to the stockholders receiving the distribution.

The board of directors of a Nevada corporation may base the above determination on financial statements prepared on the basis of accounting principals, fair valuation, including without limitation unrealized appreciation or depreciation, or any other method that is reasonable under the circumstances.

Liability of Directors and Officers

Delaware corporate law permits a corporation to include in its certificate of incorporation a provision limiting or eliminating the personal liability of its directors to the corporation or its stockholders for monetary damages arising from a breach of fiduciary duty, except for:

o   a breach of the duty of loyalty to the corporation or its stockholders;

o   acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

o   a declaration of a dividend or the authorization of the repurchase or redemption of stock in violation of Delaware corporate law; or

o   any transaction from which the director derived an improper personal benefit.

The Central Network Certificate of Incorporation and Bylaws each include provisions that limit the liability of its directors to the maximum extent permitted by law.

Nevada corporate law permits a corporation to adopt any provision in its articles of incorporation that are not contrary to the laws of Nevada, and there is no restriction on a corporation's ability to limit the personal liability of a director or officer to the corporation. Under Nevada corporate law, a director or officer is not individually liable to a corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proved that:

  o   his act or failure to act constituted a breach of his fiduciary duties; and

  o   his breach of those duties involved intentional misconduct, fraud or a knowing violation of the law.

Annual Meetings

Under Delaware corporate law, if the annual meeting for the election of directors is not held on the designated date, or action by written consent to elect directors in lieu of an annual meeting has not been taken, the directors are required to cause that meeting to be held as soon as is convenient. If there is a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the designated date for the annual meeting, or if no date has been designated for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under Nevada corporate law, if the annual meeting is not held within 18 months after the last election of directors, the district court has jurisdiction to order the election of directors, upon application of any one or more stockholders holding at least 15% of the voting power.

Adjournment of Stockholder Meetings

Under Delaware corporate law, if a meeting of stockholders is adjourned due to lack of a quorum and the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

Under Nevada corporate law, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board fixes a new record date for the adjourned meeting.

Amendments to Bylaws

Under Delaware corporate law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote thereon. A corporation may, in its certificate of incorporation, confer this power upon the directors, although the power vested in the stockholders is not divested or limited where the board of directors also has such power. The Central Network Certificate of Incorporation provides that the directors have the power to adopt, amend or repeal its bylaws.

Nevada corporate law provides that the board of directors of a corporation may make the bylaws, but that such bylaws are subject to those adopted by the stockholders, if any. Further, although not part of Nevada corporate law, an opinion of the Nevada Attorney General also provides that directors may adopt bylaws for a corporation if the stockholders do not. Stockholders nevertheless retain the right to adopt bylaws superseding those adopted by the board of directors.

Interested Director Transactions

Under Delaware corporate law, contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest, if certain conditions are met. To meet these conditions, either (i) the stockholders or the disinterested directors must approve any such contract or transaction after the full disclosure of material facts, or (ii) the contract or transaction must have been fair as to the corporation at the time it was approved. Under Delaware corporate law, if board approval is sought, the contract or transactions must be approved by a majority of the disinterested directors (even though less than a quorum).

Nevada corporate law does not automatically void contracts or transactions between a corporation and one of the corporation's directors. Under Nevada corporate law, a contract or transaction may not voided solely because:

o   the contract is between the corporation and a director of the corporation or an entity in which a director of the corporation has a financial interest; or

o   an interested director is present at the meeting of the board of directors that authorizes or approves the contract or transaction; or

o   the vote or votes of the interested director are counted for purposes of authorizing or approving the contract or transaction involving the interested transaction.

Contracts or transactions such as those described above are permissible if:

o   the facts surrounding the contract or transaction are known to the board of directors and the board of directors authorize, approve or ratify the contract or transaction in good faith by a vote without counting the vote of the interested director; or

o   the facts or circumstances surrounding the contract or transaction are made known to the stockholders and they authorize, approve or ratify the contract or transaction in good faith by a majority vote of the shares entitled to vote, including the votes, if any, of the interested director; or

o   the fact that the contract or transaction will prove to be in the interested director's financial interest is unknown to the interested director at the time it is brought before the board of directors; or

o   the contract or transaction is fair as to the corporation at the time it is authorized or approved.

Removal of Directors

Under Delaware corporate law, any director or the entire board of directors may be removed, with or without cause, by the majority vote of the stockholders then entitled to vote at an election of directors. If the corporation has a classified board, directors may only be removed without cause if the certificate of incorporation so provides.

A director of a Nevada corporation or the entire board of directors may be removed with or without cause during their term of office only by a vote of two-thirds of the voting power of the then outstanding shares entitled to vote in an election of directors.

Stockholders' Rights to Examine Books and Records

Delaware corporate law provides that any stockholder of record may, in a written demand made under oath, demand to examine a corporation's books and records for a proper purpose reasonably related to such person's interest as a stockholder. If management of the corporation refuses, the stockholder can compel an examination by court order.

Nevada corporate law permits any person who has been a stockholder of record for at least six months, or any person holding at least 5% of all outstanding shares, to inspect and copy the stockholders' list, articles or bylaws, if the stockholder gives at least five business days' prior written notice. The corporation may deny inspection if the stockholder refuses to furnish an affidavit that the inspection is not desired for a purpose or object other than the business of the corporation and that he or she has not at any time offered for sale or sold any stockholders' lists of any corporation or aided and abetted any person in procuring a list for that purpose. In addition, a Nevada corporation must allow stockholders who own or represent at least 15% of the corporation's outstanding shares the right, upon at least five days' written demand, to inspect the books of account and financial records of the corporation, to make copies from them and to conduct an audit of those records, except that any corporation listed and traded on any recognized stock exchange or any corporation that furnishes to its stockholders a detailed, annual financial statement is exempt from this requirement.

Duration of Proxies

Under Delaware corporate law, a proxy executed by a stockholder will remain valid for a period of three years, unless the proxy provides for a longer period. Under Nevada corporate law, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless otherwise provided in the proxy, which duration may not exceed seven years.

Special Note Regarding Forward-Looking Statements

Some of the statements under "Risk Factors," "Management's Discussion and Analysis," "Business" and elsewhere in this Prospectus are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus. You are cautioned not to place undue reliance on any forward-looking statements.

Description of Business

Viropro:

Background

During the nine months ended March 31, 1998 the Company conducted its business as Food Concepts, Inc. Its primary business activity was retail and wholesale sales of gourmet and specialty coffees. Food Concepts was a roaster, packer and seller of roasted coffees and produced over 70 flavored coffees.

On March 31, 1998, the Company divested itself of its coffee operations by spinning off this business operation to It's Coffee Lovers, Inc., a Nevada corporation. On this same date, the Company acquired Insecta Sales and Research, Inc. and changed its name to Viropro, Inc. Also on this date, the entire management of the Company changed with the resignations of Herb and Francis Glaubman and the appointment of Donald Grummer, as President; and Pat Quinlan as Vice President.

From March 31, 1998 through the fiscal year ended June 30, 2001, Viropro's sole operational division was Insecta Sales and Research, Inc., which marketed a line of insecticide products under the brand name Insecta. The change in business focus manifested through the acquisition of Insecta allowed the Company to effectively develop and aggressively market high quality, preemptive and efficacious insect control products which were marketed to consumers and industrial users and insect control professionals.

The Company received notification from the EPA (Environmental Protection Agency) that the active ingredient in the Company's products would be no longer available for sale for consumer or professional use effective December 2001. The Company had until that date to sell its inventory of products containing this ingredient. The Company sought a replacement product without success. The Company has written off its inventory and has substantially curtailed its operations.

In October of 2002, the Company assigned all of its rights, title and interest of its wholly-owned subsidiary Insecta Sales & Research, Inc. to Prime Time Insects, Inc. (A Bahamian Corporation) owned by a related party. In consideration for these assets and the use of the "Insecta" name and abandoned EPA registration, "Prime Time" will assume in its entirety an accounts payable of $210,125 of Insecta Sales & Research, Inc.

Since that time, the Company's sole business activity has been to actively look for revenue producing acquisition targets in diverse business areas in an effort to provide a potential of continued shareholder value.

On December 18, 2003, the Company entered into a Letter of Intent with Central Network Communications to acquire CNC Holdings Inc.

Employees

The Company has no employees.

Description of Property

The Company presently maintains its corporate offices in the offices of one of its shareholders in Jersey City, New Jersey. Inasmuch as the Company has no real business activity the space is used on an as needed basis at no cost to the Company and as amail drop. Management believes that these facilities are adequate for its current situation and that should the need arise it would be able to lease additional or replacement space.

Legal Proceedings

The Company is not a party to any legal proceeding.

Market for Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the OTC:Bulletin Board under the symbol "VPRO". Prior to November 26, 2003, the stock traded under the symbol "VROP."

The following table sets forth the range of high and low closing prices for the Company's common stock as quoted by the OTC:BB. These quotations set forth below represent prices between dealers in securities and do not reflect retail markups, markdowns, or commissions and do not necessarily represent actual transactions. All prices have been adjusted to account for the 1:12.14 reverse split enacted on November 26, 2003.

QUARTER ENDING	HIGH	LOW
February 28, 2002	$0.061	$0.049
May 31, 2002	$0.073	$0.061
August 31, 2002	$0.243	$0.061
November 30, 2002	$0.243	$0.097
February 28, 2003	$0.243	$0.097
May 31, 2003	$0.243	$0.073
August 31, 2003	$0.231	$0.073
November 30, 2003	$2.55	$0.097

As of November 30, 2003 there were 442 shareholders of record. Holders of common stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefore. The Company has not paid any cash dividends on its common stock and, for the immediate future, intends to retain earnings, if any, to finance development and expansion of its business. Future dividends policy is subject to the discretion of the Board of Directors.

Plan of Operation

The Company has no operations and is an inactive shell. Its only business activities is making its required filings with the SEC to stay current and searching for an operating buiness to acquire

The Company had a onetime gain of $210,125 during fiscal 2003 from the assignment of its Insecta subsidiary to a related party. This party, Prime Time Insects, Inc. assumed all of the liabilities of this discontinued subsidiary in return for the assignment of the "Insecta" name and the abandoned EPA registration.

Since there are no employees or other overhead expenses, the Company incurred zero dollars in operating expenses, the same during the previous fiscal year.

At November 30, 2003 as well as at June 30, 2003 and June 30, 2002, the Company had no cash and cash equivalents. It is therefore actively looking for revenue producing acquisition targets in diverse business areas in an effort to provide a potential for continued shareholder value.

On December 18, 2003, the Company signed a Letter of Intent to acquire CNC for 20,000,000 shares. A long form Exchange Agreement was signed on January 21, 2004, and the closing thereunder is subject to various conditions including the the SEC declaring this prospectus effective. Following the closing, the Company will operate the business of CNC, which is described at length below, and will support itself through the expected revenues of CNC and from private financing as necessary which it expects to be able to raise in limited amounts once it has an operating business, although there can be assurance that it will be successful. In the event the Company does not close the deal with CNC, it will continue to search for operating businesses to acquire.

CNC Holdings Inc. (CNC).

The Company:

CNC Holdings Inc. was incorporated in Canada under the Canadian Business Corporations Act, on October 13, 1998. CNC Holdings Inc. is a holding company with two operating subsidiaries, both of which are Canadian corporations: Central Network Communications (CNC) Inc. and Trivor Management Services Inc. CNC is a wholly owned subsidiary of a publicly traded company, Central Network Communications Inc., a Delaware corporation. CNC's Board of Directors has never declared a dividend

The Business:

CNC develops/licenses and delivers decision-support software and related professional services used primarily in the healthcare industry.

CNC currently holds marketing and development rights, under license, to an application focusing on cost management in the healthcare sector; and holds proprietary rights, through prior acquisition, to a human resources management software suite targeted to the healthcare sector as well as niche applications in the small-to-medium-sized business market.

Over the past 12 months CNC has secured two significant launch contracts for its cost management software at two Québec hospitals: Sacré-Coeur of Montréal and Hôtel-Dieu of St. Jérôme. Over the same timeframe, the Company has also delivered a version of its Human Resources Management software to another Québec hospital: Centre Hopitalier Anna Laberge.

In a recent development, on November 25, 2003, the Company entered into a Memorandum of Understanding to acquire the assets of CIHC BIODEV Inc., a Canadian company specializing in the marketing of products, technologies and expertise pertaining to the expansive field of Life Sciences. Initially this association involves the establishment of technology transfer and marketing agreements between Canada, the US and Brazil for a range of products, primarily in the human and animal biotechnology sector. This transaction is subject to the satisfactory completion of mutual due diligence investigations and the negotiation and completion of a long form agreement. No assurance can be given that this transaction will ever occur. CNC's ultimate plan is to become becoming a provider of management, product and technology solutions for international Life Sciences markets. With the planned acquisition of CIHC BIODEV Inc, combined with CNC's existing product offerings in healthcare, the Company will be on its way. In the event the acquisition of CIHC BIODEV is not consummated, CNC will look for similar opportunities.

Markets and Customers:

CNC's cost management software for hospitals is called "*Pyramid*". Target Markets for *Pyramid* include public and private healthcare establishments in Québec, across Canada and select countries internationally, such as France (where CNC has already begun marketing), Brazil and China.

CNC's human resources management software product line is called "*Win*" and is targeted towards:

* Service Orientated Industries – Healthcare, Government, Municipal, Education
* Profit-Orientated Industries – Hospitality, Transportation, Call centers, Utilities.

Initial customers of "Win" will be in Québec and across Canada as well as select enterprises internationally. Within these customer segments, CNC will seek out:

* Niches within ERP environments.
* Unionized enterprises that have complex scheduling needs.
* Companies with recurring needs for schedule management (i.e. 24/7).
* Environments with non-typical, complex work schedules.

Products:

Pyramid: CNC holds the exclusive distribution rights in Canada for a healthcare cost management system developed by Kreg Corporation ("Kreg Information Systems" or "Kreg") of Atlanta, Georgia. CNC also holds non-exclusive distribution rights for countries other than Canada and the United States.

Established in 1983, Kreg Information Systems is a proven leader in healthcare decision-support systems. These systems provide healthcare administrators with solutions to a variety of strategic and operational problems brought about by the advent of managed care. Kreg's enterprise-wide systems produce accurate, timely, and cost effective results, year in and year out, for hundreds of healthcare organizations across the United States. Over 300 healthcare organizations use Kreg's products and services, making Kreg the largest vendor of comprehensive, stand-alone PC-based software for financial modeling, budgeting, cost accounting, patient profitability and managed care

With its experience in the Canadian market, CNC provides healthcare facility managers with a proven and versatile cost-management solution to ease the burden of detailed administrative and clinical cost analysis. The solution allows detailed analysis of all administrative and clinical costs, providing healthcare administrators with an effective tool and enabling them to make better decisions.

Over 2000-2003, CNC adapted the Kreg product to the specific requirements of the Québec and Canadian healthcare systems. This involved the development of new software modules (e.g., bed management), interfaces to legacy software systems used by the customer, a complete translation of the software into the French language and other general modifications to adhere to local healthcare requirements.

With Pyramid, healthcare institution administrators can:

*   Establish uniform costs per patient, per diagnostic, per activity center, per APG (Ambulatory Patient Group), DRG (Diagnosis Related Group), etc
*   Establish a care standard protocol for each diagnosis
*   Bring out the intensity level of human, financial and material resources used by episode of care as well as by activity center
*   Manage the activities and care provided in order to lower the patient's length of stay
*   Easily obtain performance indicators and make any necessary adjustments as quickly as needed
*   Evaluate the financial resources required to meet future needs.

It is important to note that Canada operates in a "socialized medicine" framework wherein healthcare institutions do not work to clear profit and loss financial reporting requirements. As such, achieving costing visibility has been an ongoing challenge especially as government bodies look to streamline and make better use of hospital budgets. To solve this problem, numerous government-sponsored reports have recommended the use of "activity-based" or "case-costing based" financial tracking and analysis methods. This capability has hereto required hospitals to look to major systems integrators for "heavy" multi-million dollar enterprise systems. These solutions have proven too costly, overly intrusive to other software architectures already in place, and bear significant implementation risk. CNC, using the adapted Kreg software, is essentially the only company in Canada to offer case-costing as an off-the-shelf, open-architecture, low risk and minimally intrusive software solution.

Human Resources Solutions: CNC has a family of products that focus on the seamless interaction between computer-based tools and day-to-day human resources management activities to improve the productivity of healthcare establishments, as well as for small and medium-sized businesses.

Through various sub-modules, the "*Win*" product line facilitates the management of schedules and callback lists in complex and unionized environments (*WinTIME*) and also provides an Integrated Human Resources suite (WinHR).

"*Win*" solutions can be used separately, together or integrated with various systems such as Pyramid's Cost Management System. These applications can be customized to comply with a broad range of client requirements, with information being accessed in a highly secure and controlled manner.

Engineering and Development:

CNC's engineering and technology development is being driven by a multi-disciplinary team with the proven capability to function in a rapidly changing information technology environment.

In the case of its *"Win"* products, CNC builds business rules into a relational database to create time-saving, efficient product applications for customers. This is accomplished by conducting functional analysis of customer requirements and producing software through several stages of development until the end-product can be commissioned to customer.

From a technological standpoint, this entails deep knowledge of developmental platforms (eg WINDEV 7.0) and database languages (eg SQL). In terms of extending or developing the Company's technology to meet down-the-road customer requirements, the technical team will be regarding other database development environments such as Oracle, MS-SQL and XML and applications on web-enabled platforms such as .NET, ASP and C#.

Importantly, CNC has also evolved, on an ongoing basis, a core capability in developing interfaces to the host of software tools, applications, and databases found in the Company's target customer base. This is a requisite to both product lines, *Pyramid* and *Win*, and, combined with its subject matter expertise in Healthcare, represents much of the value-added CNC brings to its overall product offering.

Competition:

CNC engages competition on two different product fronts: *Pyramid* and *Win*.

In the case of Pyramid, the Company is in an enviable situation wherein, at least in the Canadian market, no other company can offer "Case Cost Management"; that is, the ability to track direct and indirect costs by medical case, by episode of care, by patient, by diagnosis, by doctor etc. Case Cost Management is likely to evolve as a new standard, certainly in the Canadian healthcare system, to provide hospital administrators and government bodies with the ability to evaluate and compare financial performance between hospitals, between hospital regions and even between hospital systems on a province to province basis – from there being able to make strategic decisions aimed at improving efficiencies and the overall standard of healthcare.

This niche product is further differentiated by the fact that the *Pyramid* software is an open-architecture and independent module that is, by definition, very straightforward to integrate to legacy client software. The product is easily implemented, calling for minimum staff-loading and training. It is also the only case-management software to be recognized by the Canadian Institute for Health Information (CIHI).

Competition for *Pyramid* <u>could </u>come from two directions:

* Companies that today specialize in <u>ERP-Level Solutions</u>, such as: Meditech (Massachusetts), Eclipsys (Florida) and Ormed (Alberta).
  * We note that these solutions are normally platform-dependant, labor-intensive for the user and too costly
* Companies that today provide <u>Financial, Clinical & Records Solutions,</u> such as: MediSolution (Montréal), Logibec (Montréal) and Med 2020 (Ottawa).
  * These heavy applications, which usually require full Integration, do not represent true case-cost management

For the *Win* human resources product line, CNC is addressing a very specific product niche as well. Market analysis indicates that *Win* best fits the needs of institutions or companies with 250 employees or more, with a price of less than $150K. To compete in this segment, companies are normally second tier suppliers offering "best-of-breed" solutions to mid-market and medium size companies. Their products are off-the-shelf, scalable and not overly complex. Locally, these companies will include players like MediSolution, Ad Opt, Nexxlink and Logibec. CNC believes it has strong product characteristics, such as re-configurability, application depth and ease of use, that readily differentiate it from each of these competitors.

We note that in January 2004, the Company decided to discontinue WIN software development because market analysis revealed insufficient market demand. Consequently, the Company is talking to interested parties with the intention of selling the Intellectual Properly of the WIN software.

Employees

Employee headcount was cut from over 40 people in January 2003 to 12 people by January 2004.

Lease

Rented space was reduced from12,000 sq.ft. to 5,000 sq.ft. The lease agreement is held by Central Network. Prior to the closing of the sale to Viropro, CNC will sublease its current space from its parent. The groundlease expires February, 2009.

Management's Discussion and Analysis of CNC

The following discussion should be read in conjunction with the financial statements and related notes which are included elsewhere in this prospectus.

FORWARD LOOKING STATEMENTS.

This report contains forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this report, the words "believe," "expect," "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including without limitation, the overall strength of the national securities markets, the Company's present financial condition and the risks and uncertainties concerning the availability of additional capital as and when required, technological changes, increased competition, international war and terrorism and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements, all of which speak only as of the date made.

OVERVIEW

CNC is actively positioning itself to become a provider of management, product and technology solutions for international Life Sciences markets. Although the company has experienced delays in receiving new orders for its software product line for healthcare, Pyramid, the Company has continued to successfully implement contracts with launch customers while dramatically cutting costs and rationalizing its product lines with the objective of achieving profitability during 2004.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nine Months ending August 31, 2003 - Profits and Revenue

For the nine months ending August 31, 2003, CNC incurred a consolidated loss of $1,945,810 from operations. This was $449,782 more than the loss of $1,496,028 incurred in total 2002. During both periods, the Company was involved in the extensive development for both of software products: Pyramid and WIN. Only nominal revenues were received from these products during these periods.

Specifically, for the nine months ending August 31, 2003, CNC achieved revenue of $892,856 from the sale and license of Pyramid software. This was realized from contracts with two customers and represented the first revenue for this product.

The installation of the Pyramid software at these two customers represents a "showcase" for the Company and the Pyramid software. This should assist the future sale of this software to other customers who would be able to witness the successful installation and operation of the product. In addition, potential customers would be able to sense the benefits of this software product.

In the prior years, the revenue generated was from the WIN family of software. Specifically, in fiscal year 2002, the revenue from WIN products was $249,586 up from $187,912 in the same period in 2001. There was no revenue from WIN software in 2003.

The Company has subsequently discontinued WIN software in January 2004 and will no longer sell and support this product. The market demand for WIN does not generate adequate revenue to justify the support and further software development required. The Company is talking to interested parties to sell the Intellectual Properly of its WIN software.

All efforts will now be focused on the Pyramid software product which has stronger market demand and, we believe, a more viable revenue model than the WIN software.

Operating Expenses

For the nine months ending August 31, 2003, operating expenses were higher than those in 2002 as the Company incurred more development costs for the WIN software. Specifically, for the nine month period total operating costs were $2,838,666 as compared to $1,745,868 for total 2002, an increase of $1,092,798. During the first nine months of the 2003 fiscal year, additional operating expenses were also incurred to support the installation of the Pyramid software for the two customers, including the payment of license fees to the U.S. owner of the Pyramid software, Kreg Inc.

The Company ceased to occupy leased premises south of Montreal, electing to consolidate all operations into additional space the Company was able to utilize at its parent's head office location.

An additional eight (8) employees were engaged for software development and re-development of the WIN software and the costly move to a different software platform. As the result, the employment level increased to 42 through the period ending August 31, 2003.

During this nine month period, $113,837 was expended on capital expenditures, namely computer equipment as well as furniture and fixtures. During this same period loan repayments amounted to $16,462. An additional amount of $13,979 was spent on leasehold improvements required for the additional space.

Fiscal Years Ending November 30, 2002 and 2001

Revenue in fiscal year 2002 totaled $249,589 up $61,677 or 33% from $187,912 in the prior year, 2001. Revenue in both years was achieved from the maintenance and support of the Company's WIN software.

Operating expenses in 2002 were $1,745,868, as compared to $999,422 in 2001, an increase of $746,446 or 75%. The increase is due to larger expenditures for software development of both the WIN and Pyramid products and greater marketing and sales activities.

During 2002 the Company incurred capital expenditures of $33,613 primarily for computer equipment. Loan repayments totaled $35,893 during the period.

As at November 30, 2002, the Company had cash on hand totaling $1,694. This compares to a cash balance of $19,363 for the year ending November 30, 2001.

Liquidity

The parent company to CNC has been able to support CNC's operating deficit by of non interest bearing loans.

As at August 31, 2003, CNC had no cash on hand.

As at August 31, 2003, CNC Holdings had negative working capital of $674,881. It is conceivable this could hamper the Company's ability to raise capital directly or through its parent company. We do not expect there to be any serious ramifications at this time since the Company has been in a similar position over the past three years. During the entire fiscal year 2003, the parent company passed along to CNC over $2.4 million in the form of non-interest bearing loans.

CNC Holdings Inc. and its subsidiaries do not have any material commitments for any capital expenditures nor do we anticipate incurring any such commitments in the foreseeable future.

In the consolidated audit report for the year ending 2002, it is reported that the Company's ability to continue as an on-going concern and realize its assets and discharge its liabilities in the normal course of business is dependant on the availability of adequate financing and on its ability to restore and maintain profitable operations.

CNC's plan to achieve financial stability is three pronged: (i) by reducing its expenses; (ii) through private financing produced by its parent (depending upon the status of the exchange transaction either through Central Network or Viropro); and (iii) through increased revenues.

CNC has already implemented the first prong by reducing its operating burn rate by 70% from approximately $312,296 monthly, to an estimated $94,000 in fiscal year 2004. These dramatic results have been achieved by (i) drastically reducing software development expenses, but in ways which will not hamper sales, (ii) reducing overhead costs by, among other things, decreased rent costs from space cut-backs and a reduction in work force, and (iii) slashing operating costs wherever possible.

The second prong is being addressed by CNC's current parent company which is in the process of a round of financing with the goal to raise at least $1,250,000 which it intends to advance as a non-interest bearing loan to its wholly owned subsidiary CNC. If successful, this alone should adequately cover CNC's cash requirements through the fiscal year ending November 30, 2004.

The third prong is based upon CNC's current business plan which expects to achieve revenue levels which will offset its operating expenses during this fiscal year. This projection relies upon CNC completing a minimum of only five (5) contracts for its Pyramid software in 2004. Given the Company's reduced burn rate this should generate sufficient cash flow to ensure that the Company will survive for at least fiscal 2004.

While no assurances can be given that CNC will be successful in implementing its recovery plan, management believes that it is doable and has attempted to use only conservative estimates in its projections. Also, due to the success of the cost reduction initiative, the Company's expectations for both the financing and increased revenues need not be met entirely for the Company to survive.

DISCUSSION AND ANALYSIS

Management has developed a strategic business plan to achieve its goals of seeking new customers and markets for its products

As noted above, CNC was awarded two key contracts for its "Pyramid" case-costing product line in December 2002 and January 2003 for Québec's St. Jérôme and Sacré-Coeur hospitals, respectively. These were considered landmark contract awards because they represented a radical departure from traditional methods of strategic cost analysis used by Canada's hospital administrators, a methodology that had been recommended by numerous government-sponsored studies. As such, these contracts established the first implementations of "case-costing" decision support software in Canada. The installations also provide CNC with much-needed technology showcases in Québec to spur its marketing campaign.

As CNC proceeded with the installations, momentum in the sales campaign was accelerating to the point that the Company was negotiating with Québec's Regional Healthcare Boards with the aim of concluding multi-hospital contracts that would be awarded at the regional level. However, in April 2003 the government in power lost the provincial election and the new government froze spending on new procurement pending government reviews and re-structuring.

The result was that while the two already-contracted hospital installations were able to forge ahead, the momentum behind the adoption of CNC's "Pyramid" product on a broader scale was effectively stalled. By Fall 2003 it became apparent that, while there was still a demand for the product, the sales campaign would have to be re-constructed with lesser expectations. In other words, the contracts would still come in but at a lower rate and over a longer timeframe. The Company currently targets five new contracts for Pyramid in 2004, with the first expected to be awarded about half way through the year.

Over 2003, the Company was also actively developing its human resources product line "WIN" in order to deliver a "scheduling and re-call list" product under a past contract to the Anna-Laberge Hospital in Québec. The intention had been to bring this product to other hospitals and medium-sized businesses. Most of CNC's technical resources were allocated to this development effort.

Unfortunately, detailed market analysis of the WIN product line highlighted the fact that the product could not bring adequate return on investment for the following reasons: too small a market, too many competitors and too much development required on an ongoing basis. The product was better suited to a company already established in the human resources business with a broader offering. All development activity was therefore discontinued on the WIN product line. After the initial release for delivery to Anna-Laberge, we stopped further work on the contract altogether and released the staff.. We are currently investigating the prospect of selling the product line to other companies specialized in the human resources field.

The delay in receiving new Pyramid orders was a major setback for CNC in that the Company was forced to carry its operations without new revenue through most of 2003 and the start of 2004. Consequently, it was necessary to take extraordinary measures to rationalize the business and dramatically reduce costs in order to remain viable. This included the termination of the sales and support for its WIN products.

Now lean and rationalized, the Company is sharply focused on its path to revenue and profitability. Until we achieve profitability we will not engage in new product development. Our resources will focus on building the Pyramid franchise in Healthcare and with looking for other opportunites to become a provider of management, product and technology solutions for international Life Sciences markets, such as the possible acquisition of CIHC BIODEV.

Moving forward, our operational focus will remain on successfully implementing the Pyramid product at St. Jérôme and Sacré-Coeur. Thereafter, we must ensure our installations with these launch customers are truly impressive in the marketplace. In terms of our use of funds, the priority has been on re-building the Pyramid sales and marketing campaign and we believe we are making demonstrable progress as implementation at both hospitals is nearing completion and we are again talking to several other hospitals about the potential procurement of Pyramid.

We will also be evolving a Partnering strategy to accelerate market penetration in Québec and across Canada. This could entail partnership agreements with leading integrators or suppliers to this sector to sale the software to its healthcare clients in these regions. Also, once profitable, we will be looking at potential acquisitions as a means of accessorizing our Healthcare products and acquiring market share.

Our business plan remains ambitious and, as noted above, our ability to maintain adequate working capital until we achieve revenue represents a risk to our business plan. The need for funding to support ongoing operations will be a key factor to our success, primarily for continued liquidity, contract implementation and sales and marketing expenses.

SHAREHOLDER MATTERS

Written Consents

On January 20, 2004 Viropro obtained the written consent to increase its authorized capital to 50,000,000 shares of common stock. Nevada law requires approval of such matters by a majority of the outstanding shares. On such date, Viropro had 4,116,974 shares outstanding and the consents represented 50.04% of the outstanding shares.

CNC's sole shareholder consented to the exchange by signing the Exchange Agreement. Central Network, which is CNC's parent and sole shareholder, requires the approval of a majority of its outstanding shares under Delaware law since CNC represents substantially all of its assets. On February 12, 2004, Central Network had 605,802,688 shares outstanding, and consents were obtained representing 62.7% of its outstanding shares.

No affiliate of CNC has any material interest, direct or indirect, by security holdings or otherwise, of Viropro and no affiliate of Viropro has any such interest in CNC except for an interest arising from the ownership of shares where the shareholder receives no extra or special benefit not shared on a pro rata basis by all other shareholders.

Stock Ownership

The following table sets forth, as of January 31, 2004, information regarding the beneficial ownership of Viropro's common stock based upon the most recent information available to us for

* each person known by us to own beneficially more than five (5%) percent of our outstanding common stock,

* each of our executive officers and directors, and

* all of our executive officers and directors as a group.

Each stockholder's address is c/o Viropro Inc., 3163 Kennedy Boulevard, Jersey City, NJ 07306.

Name	Number of Shares Owned Beneficially	% of Total
Richard Lee (1)	345,015 (2)	8.4
Stellar Commodities	345.015	8.4
9134-6023 Quebec Inc.	266,603	6.5
4174551 Canada Inc.	242,905	5.9
9134-6015 Quebec Inc.	236,980	5.8
All Officers and Directors as a Group (1 person)	345,015 (1)	8.4

----
(1) The sole officer and director.
(2) Indirectly, through Sunev Investments Limited

Management

Following the close of the exchange, Viropro's director and executive officers will be as follows:

Name	Age	Position
Robert Egery	51	Director, President & Chief Executive Officer
Gary Chamandy-Cook	47	Chief Financial Officer
Michelle Lavallée	42	Chief Technology Officer

ROBERT EGERY

Mr. Egery has over 20 years of business management experience in international high technology markets.

From 1981 to 1994, he worked for AlliedSignal Aerospace (Honeywell Canada) starting as a Sales Representative and being promoted to Sales Manager, and then to Director International Sales, within two years. In 1987 he was promoted to Vice-President, Marketing & Contracts, giving him broad responsibility for the company's product lines ranging from aircraft engine controls and instruments to complex defense and electronic systems which were being sold on an international scale.

From 1994 to 1998, Mr. Egery worked for Lockheed Martin Canada as Vice-President, Business Development. In this role he was responsible for "front-end" business operations of this large-scale systems integration company, with a backlog of several billion dollars, specializing in complex command and control electronics for military platforms.

From 1998 to 2000, he worked for Bombardier as Group Director with profit and loss responsibility for Regional Aircraft Customer Training.

In December 2000 Mr. Egery took over as President and COO of DSI Datotech Systems Inc. a Canadian, publicly traded technology start-up (TSX Venture:*DSI*) specializing in "gesture recognition", a technology enabling users to communicate and create commands with computers and appliances using hand gestures. Mr. Egery joined CNC in November 2002 as its President and CEO.

GARY CHAMANDY-COOK

Mr. Chamandy-Cook has a strong financial and business background based on over 20 years experience at senior management levels for various public and private enterprises.

From 1977 to 1980 he worked for Procter & Gamble as a Product Brand Manager. He then joined Genfoot Inc, a leading importer and manufacturer of footwear with sales exceeding $45 Million, as a Vice President and Director of Marketing where he worked from 1980 to 1989.

From 1989 to 1998 he was President & CFO of Radius Maple Leaf Footwear Inc. From 1998 to 2000 he was General Manager Marketing/Sales, Maple Leaf Division for Regence Inc. He then joined VDO Road Digital Inc. as Chief Financial Officer and COO in 2000 and later, in 2001, became Vice-President Finance and Administration of DSI Datotech. In November 2002, he became Chief Financial Officer of CNC.

He holds a Bachelor of Commerce (Finance and Marketing) from McGill University in Montréal.

MICHEL LAVALLÉE

Mr. Lavallée brings over 20 years experience with complex computerized systems, most of which was spent in various management positions for small, medium and large companies. Broadly recognized for his leadership abilities and innovative techniques, he brings particular background in managing technology development.

From 1982 to 1987, he served in the Canadian Armed Forces where from 1982 to 1983 he was a Systems Analyst. From 1984 to 1987, he held the position of Section Manager.

In 1987 he joined Paramax Electronics where, through to 1993, he held successive positions in Project Management and Engineering on the Canadian Patrol Frigate and New Shipborne Aircraft programs.

From 1993 to 1999 he worked for the Centre de Research Informatique de Montréal (CRIM), an organization providing leading edge research and development services across the various information technology fields. At CRIM, he held the position of Director, Research and Development (Software Engineering Methods and Tools and Embedded Systems) and later became Director, Business Development.

In 2000, he became Chief Technology Officer for DTI-Infogrames (division of Infogrames Europe) a company producing and distributing gaming software for the In-Flight Entertainment (IFE) and Interactive Television (iTV) markets.

In July 2001, he joined DSI Datotech as Vice-President Engineering and Research. In November 2002, he became Chief Technical Officer of CNC.

Mr. Lavallée has a B. Sc. Computer Science (Systems) from Canada's Royal Military College in St-Jean-sur-Richelieu; a qualification in Aerospace Engineering from DND and credits in Business Administration from Acadia University.

None of the above-mentioned persons are related in any way to each other or within the last five years has (i) had a bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of such bankruptcy or within two years prior to that time, (ii) any conviction in a criminal proceeding or is subject to a pending criminal proceeding (other than traffic violations or other minor offenses), (iii) been subject to any order, judgment or decree of any court, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities, or (iii) been found by a civil court, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

None of the above-mentioned persons, nor any of such persons' affiliates have ever been involved in any kind of transaction with Viropro.

Executive Compensation

Robert Egery, Gary Chamandy-Cook and Michel Lavallée have been with CNC since November 2002. They are expected to assume the following positions at Viropro at the salary listed below once the exchange is concluded.

Annual Compensation   Compensation Awards

Name and Principal Position	Year	Salary ($)	Bonus ($)
Robert Egery, President& COO	2004	90,500	Nil
Gary Chamandy-Cook, CFO	2004	80,500	Nil
Michel Lavallée, CTO	2004	80,500	Nil

Viropro does not currently have a written compensation agreement with any of these prospective officers. However, the named officers have agreed to to work for Viropro following the consummation of the exchange at the indicated salary levels. Viropro intends to enter into written compensation agreements with these offices in the future.

Board of Directors

Under the terms of the Exchange Agreement, the existing Director and President of Viropro, Mr. Richard Lee, will resign once the acquisition of CNC is concluded. The Executive Officers of the corporation are expected to be those individuals noted above: namely, Robert Egery, President and CEO, Gary Chamandy-Cook, CFO, and Michel Lavallee as Chief Technology Officer.

It is also expected that Mr. Egery will be appointed to the Board of Directors of Viropro by Mr. Lee prior to his resignation. In total, it is expected that the Viropro Board will eventually consist of three or five individuals. It is not known at this time who the additional directors will be.

Viropro does not currently compensate any of its directors for their service as directors. However, Viropro does understand that in order to attract qualified independent directors in the future it will likely have to compensate such persons.

Legal Matters

The following legal matters in connection with this offering are being passed upon by Law Offices of Irving Rothstein, Brooklyn, New York:

*   That the Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Nevada, with corporate power to conduct the business which it conducts as described herein.

*   The shares registered herein have been duly and validly authorized and when issued in compliance herewith will be fully paid and non-assessable shares of common stock of the Company.

Disclosure of Commission Position on Indemnification For Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

Experts

Viropro's audited financial statements as of June 30, 2003 and for the fiscal year then ended are included in this prospectus in reliance upon the report of Mark Cohen C.P.A., an independent certified public accountant, and upon the authority of said person as an expert in accounting and auditing.

CNC's audited financial statements as of November 30, 2002 and for the fiscal year then ended are included in this prospectus in reliance upon the report of Levy Pilotte, Chartered Accountants, an independent certified public accounting firm, and upon the authority of said firm as expert in accounting and auditing.

Available Information

Viropro is subject to the information requirements of the Securities Exchange Act of 1934, as amended. This Act requires us to file quarterly, annual and current reports, proxy statements and other information with the Securities and Exchange Commission. We are obligated to deliver an annual report to our stockholders along with our proxy materials.

Copies of the material we file may be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. at prescribed rates. The Public Reference Room can be reached at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding us. This material can be found at http://www.sec.gov.

Viropro Inc.

AUDITED FINANCIAL STATEMENTS

November 30, 2003, and June 30, 2003 and 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors
Viropro, Inc.

I have audited the accompanying balance sheet of Viropro, Inc. as of November 30, 2003 and the related statements of operations, shareholders' equity (deficiency) and cash flows for the short period from July 1, 2003 through November 30, 2003. I have also audited the balance sheets as of June 30, 2003 and 2002 and the related statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viropro, Inc. at November 30, 2003 and the results of its operations and its cash flows for the short period from July 1, 2003 through November 30, 2003 as well as the financial position of Viropro, Inc. at June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has experienced an operating loss and management has determined that it will require additional capital to continue funding operations and meet its obligations as they come due. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mark Cohen
Mark Cohen C.P.A.
A Sole Proprietor Firm

Hollywood, Florida
February 19, 2004

VIROPRO, INC.
CONSOLIDATED BALANCE SHEET

Assets

	November 30, 2003	June 30, 2003	June 30, 2002
Current Assets	-	-	-
Total current assets	-	-	-
Total assets	**$ -**	**$ -**	**$ -**

Liabilities and Shareholder's Equity

Current Liabilities			
Accounts payable	2,450	10,130	210,125
Accrued interest - related party	-	-	239,006
Note payable - related party	-	-	583,200
Total current liabilities	2,450	10,130	1,032,331
Shareholder's Equity			
Common Stock, $.001 par value; authorized 50,000,000 shares. Issued and outstanding 4,116,974 at November 30, 2003 after 1 to 12.14 reverse split on November 20, 2003. Issued and outstanding 49,974,749 at June 30 2003, 7,474,749 at June 30, 2002	4,117	49,975	7,475
Paid in Capital	1,967,438	1,911,450	1,102,584
Accumulated Deficit	(1,974,005)	(1,971,555)	(2,142,390)
Total Shareholder's Equity/(Deficit)	(2,450)	(10,130)	(1,032,331)
Total liabilities and shareholder's equity	**$ -**	**$ -**	**$ -**

Read the accompanying significant accounting notes to financial statements, which are an integral part of this financial statement.

VIROPRO, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SHORT YEAR ENDED NOVEMBER 30, 2003 AND
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	Year ended		
	November 30, 2003	June 30, 2003	June 30, 2002
Revenue	$ -	$ -	$ -
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating expenses:			
Selling, general and administrative expenses	2,450	10,130	-
Total operating expenses	2,450	10,130	-
Income(Loss) before other income (expense)	(2,450)	(10,130)	-
Other income (expense):			
Interest expense (principally related party)	-	(29,160)	(58,320)
Total other income (expense)	-	(29,160)	(58,320)
Income (Loss) from continuing operations	(2,450)	(39,290)	(58,320)
Discontinued operations:			
Gain on assignment of subsidiary	-	210,125	-
	-	210,125	-
Net Income (Loss)	(2,450)	170,835	(58,320)
Basic weighted average common shares outstanding	4,116,974	22,608,999	7,474,749
Basic and diluted Loss per common share	$ (0.00)	$ 0.01	$ (0.01)

Read the accompanying significant accounting notes to financial statements, which are an integral part of this financial statement.

VIROPRO, INC.
STATEMENT OF SHAREHOLDERS' DEFICIT

	Shares	Amount	Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, ending June 30, 2001	7,474,749	$ 7,475	$1,102,584	$(2,084,070)	$ (974,011)
Net loss year ended June 30, 2002				(58,320)	(58,320)
Balance, ending June 30, 2002	7,474,749	7,475	1,102,584	(2,142,390)	(1,032,331)
Issuance of shares for settlement of liabilities	42,500,000	42,500	808,866		851,366
Net income - year ended June 30, 2003				170,835	170,835
Balance, ending June 30, 2003	49,974,749	49,975	1,911,450	(1,971,555)	(10,130)
Shareholders direct payment for accounts payable			10,130		10,130
Reverse split 1 to 12.14	(45,857,775)	(45,858)	45,858		-
Net loss short year ended November 30, 2003				(2,450)	(2,450)
	4,116,974	$ 4,117	$1,967,438	$(1,974,005)	$ (2,450)

Read the accompanying significant accounting notes to financial statements, which are an integral part of this financial statement.

VIROPRO, INC.
STATEMENT OF CASH FLOWS
FOR THE SHORT YEAR ENDED NOVEMBER 30, 2003 AND
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

		Years ending	
	November 30, 2003	June 30, 2003	June 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$ (2,450)	$ 170,835	$ (58,320)
Changes in Operating assets and liabilities:			
Accounts Payable and Accrued Liabilities	(7,680)	(170,835)	58,320
Net cash provided by/(used in) operating activities	(10,130)	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash provided by/(used in) investing activities	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Shareholders direct payment of accounts payable	10,130	-	-
Net cash provided by/(used in) financing activities	10,130	-	-
Net increase (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents, beginning of period	-	-	-
Cash and cash equivalents, end of period	$ -	$ -	$ -

Supplemental information:

Issuance of shares for settlement of related party debt		851,366	

Read the accompanying significant accounting notes to financial statements, which are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Viropro, Inc. (aka Food Concepts, Inc.) was organized under the laws of the State of Nevada on June 16, 1982. On October 27, 1995 the Company reorganized and acquired Savon Coffee, Inc. as a wholly owned subsidiary. On January 1, 1996, the Company acquired Palm Beach Gourmet Coffee, Inc. as a wholly owned subsidiary. On March 31, 1998 the Company divested itself of its coffee operations. It acquired Insecta Sales and Research, Inc. as a wholly owned subsidiary. The principal business of the Company which had been the wholesale distribution of various insecticides, has shut down.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Fair value of Financial Instruments

The carrying amounts reported in the balance sheet for accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

Earnings(Loss) Per Share of Common Stock

Earnings (Loss) per common share are calculated under the provisions of SFAS No. 128, "Earnings per Share," which establishes standards for computing and presenting earnings per share. SFAS No. 128 requires the Company to report both basic earnings (loss) per share, which is based on the weighted-average number of common shares outstanding during the period, and diluted earnings (loss) per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding. Options and warrants are not considered in calculating diluted earnings (loss) per share since considering such items would have an anti-dilutive effect.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Recent Accounting Pronouncements:

The Statement of Financial Accounting Standards Board (SFAS) No. 141, "Business Combinations," was issued by the Financial Accounting Standards Board (FASB) in July 2001. This Statement establishes standards for accounting and reporting for business combinations. This statement requires the purchase method of accounting to be used for all business combinations, and prohibits the pooling-of-interests method of accounting. This Statement is effective for all business combinations initiated after June 30, 2001 and supercedes APB Opinion No. 16, "Business Combinations" as well as Financial Accounting Standards Board Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The adoption of this statement by the Company did not have a material impact on its financial condition or results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Statement of Financial Accounting Standards Board (SFAS) No. 142, "Goodwill and Other Intangible Assets," was issued by the Financial Accounting Standards Board (FASB) in July 2001. This Statement addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. This statement requires goodwill amortization to cease and for goodwill to be periodically reviewed for impairment, for fiscal years beginning after October 31, 2001. SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets." The adoption of this statement by the Company did not have a material impact on its financial condition or results of operations.

The Statement of Financial Accounting Standards Board (SFAS) No. 143, "Accounting for Asset Retirement Obligation," was issued by the Financial Accounting Standards Board (FASB) in August 2001. This Statement will require companies to record a liability for asset retirement obligations in the period in which they are incurred, which typically could be upon completion or shortly thereafter. The FASB decided to limit the scope to legal obligation and the liability will be recorded at fair value. This Statement is effective for fiscal years beginning after June 15, 2002. The adoption of this statement by the Company did not have a material impact on its financial condition or results of operations.

The Statement of Financial Accounting Standards Board (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued by the Financial Accounting Standards Board (FASB) in October 2001. This Statement provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This Statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement by the Company did not have a material impact on its financial condition or results of operations.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The company reported a net loss of $2,450 for the short year ended November 30, 2003 and $39,290 from continuing operations for the year ended June 30, 2003. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital for its planned activity. Additional capital and/or borrowings will be necessary in order for the Company to continue in existence until attaining and sustaining profitable operations. The Company is aggressively pursuing strategic alliances which will bring a cash infusion, restructuring and a forward looking business plan.

NOTE 4 -RELATED PARTY TRANSACTIONS

Between September 1997 through June 1999, the Company borrowed funds under notes payable aggregating $583,200 from Jade Investments, a major shareholder controlled entity, with interest at 10%. The notes are payable on demand. Interest of $268,166 had been accrued at December 31, 2002. On February 20, 2003, the outstanding note balance of $851,366 was settled with the issuance of 42,500,000 shares of common stock.

NOTE 5 – ASSIGNMENT OF WHOLLY-OWNED SUBSIDIARY

On October 16, 2002, the Company assigned all of its rights, title and interest of its wholly-owned subsidiary Insecta Sales & Research, Inc. to Prime Time Insects, Inc. (A Bahamian Corporation) owned by a related party. In consideration for these assets and the use of the "Insecta" name and abandoned EPA registration, "Prime Time" will assume in its entirety an accounts payable of $210,125 of Insecta Sales & Research, Inc.

NOTE 6 – INCOME TAXES

The provision for taxes on earnings for the short year ended November 30, 2003 and the years ended June 30, consist of:

	November 2003	June 2003	June 2002
Current			
Federal	$ -	$ -	$ -
State	-	-	-
Foreign	-	-	-
	-	-	-
Deferred			
Federal	-	-	-
State	-	-	-
Foreign	-	-	-
	-	-	-
	$ -	$ -	$ -

At November 30, 2003, the Company has a Federal tax net operating loss ("NOL") carryforward of approximately $2,000,000, which expires at various dates through 2015.

The Company did not provide any current or deferred United States federal, state or foreign income tax provision or benefit for the period presented because it has experienced operating losses since inception. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability.

NOTE 7 – SHAREHOLDERS EQUITY

The Company has 5,000,000 authorized shares of common stock with a par value of $.001. Each share entitles the holder to one vote.

During the fiscal year ended June 30, 2003, the Company issued 42,500,000 shares of common stock for settlement of related party debt (See Note 4).

During the short fiscal year ended November 30, 2003, the Company implemented a 1 to 12.14 reverse stock split.

CNC HOLDINGS INC.

A CANADIAN CORPORATION

**CONSOLIDATED AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED**

NOVEMBER 30, 2002 and 2001

CNC HOLDINGS INC./
GESTIONS CNC INC.

NOVEMBER 30, 2002

SUMMARY

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of **CNC HOLDINGS INC./GESTIONS CNC INC.** are the responsibility of the Company's management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets periodically with management and the auditor to review the results of audit examinations and to review the annual financial statements.

The financial statements have been audited by **LEVY PILOTTE CHARTERED ACCOUNTANTS** and their report outlines the scope of their examination and gives their opinion on the financial statements.

_____
Albert Delmar
President

AUDITORS' REPORT

To the shareholder of
CNC HOLDINGS INC./ GESTIONS CNC INC.

We have audited the consolidated balance sheets of **CNC HOLDINGS INC./GESTIONS CNC INC.** as at November 30, 2002 and 2001 and the consolidated statements of income and deficit and cash flows for the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the two years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected statements of income and deficit and cash flows for the two years then ended and assets and shareholder's deficiency as at November 30, 2002 and 2001 to the extent summarized in Note 14 to the financial statements.

CHARTERED ACCOUNTANTS
April 9, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 15 to the financial statements. Our report to the shareholder dated April 9, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS
April 9, 2003

CNC HOLDINGS INC./
GESTIONS CNC INC.

CONSOLIDATED BALANCE SHEETS
November 30,

	2002	2001
ASSETS		
CURRENT		
Cash	$ -	$ 6,855
Term deposit (note 2)	17,746	17,330
Accounts receivable	39,677	61,148
Loan receivable- current	11,281	-
Prepaid expenses	11,723	-
	80,427	85,333
DUE FROM RELATED COMPANIES (note 3)	638	4,193
FIXED (note 4)	110,536	108,077
LICENCE (note 5)	246,400	82,251
	$ 438,001	$ 279,854
LIABILITIES		
CURRENT		
Bank advances (note 6)	$ 13,518	$ -
Accounts payable and accrued liabilities	380,413	440,940
Income taxes payable	5,992	15,032
Deferred revenue	8,244	10,121
Current portion of long-term debt	23,008	22,777
	431,175	488,870
LONG-TERM DEBT (note 7)	23,008	45,554
DUE TO RELATED COMPANIES (note 8)	3,154,660	1,415,967
SHAREHOLDER'S DEFICIENCY		
CAPITAL STOCK (note 9)	214,048	214,048
DEFICIT	(3,384,890)	(1,884,585)
	(3,170,842)	(1,670,537)
	$ 438,001	$ 279,854

APPROVED ON BEHALF OF THE BOARD:

...., Director

...., Director

CNC HOLDINGS INC./
GESTIONS CNC INC.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
Years ended November 30,

	2002	2001
SALES	$ **248,540**	$ 206,325
OPERATING EXPENSES		
Advertising and promotion	**19,997**	3,345
Automotive	**32,293**	4,297
Computer equipment amortization	**19,279**	20,843
Consulting fees	**238,271**	161,308
Furniture and fixtures amortization	**11,071**	11,765
Interest and bank charges	**26,664**	33,844
Interest on long-term debt	**4,151**	8,131
Leasehold improvements amortization	**769**	798
Licencing fees	**2,546**	-
Loss on disposal of assets	**15,388**	-
Loss on foreign exchange	**40,966**	(10,795)
Loss on write off of goodwill	**-**	430,871
Office expenses	**10,128**	4,050
Professional fees	**58,059**	44,985
Rent	**47,354**	17,344
Repairs and maintenance	**11,637**	1,650
Research and development investment tax credits repaid	**-**	23,403
Salaries and employee benefits	**1,162,098**	398,162
Stock-based compensation	**-**	21,872
Taxes and insurance	**6,174**	2,852
Telephone	**12,368**	8,796
Travel	**29,632**	25,469
	1,748,845	1,212,990
LOSS BEFORE INCOME TAXES	**(1,500,305)**	(1,006,665)
INCOME TAXES	**-**	7,507
NET LOSS FOR THE YEAR	**(1,500,305)**	(1,014,172)
DEFICIT, beginning of year	**(1,884,585)**	(870,413)
DEFICIT, end of year	**$(3,384,890)**	$(1,884,585)

CNC HOLDINGS INC./
GESTIONS CNC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended November 30,

	2002	2001
OPERATING ACTIVITIES		
Cash from operations		
Net loss for the year	**$ (1,500,305)**	$(1,014,172)
Items not involving cash:		
Amortization of fixed assets	**31,119**	33,406
Loss on write off of goodwill	**-**	430,871
Loss on disposal of assets	**15,388**	-
	(1,453,798)	(549,895)
(Increase) decrease in noncash working capital balances		
Accounts receivable	**21,471**	(18,482)
Income taxes payable	**(9,040)**	15,032
Prepaid expenses	**(11,723)**	-
Accounts payable and accrued liabilities	**(75,902)**	178,500
Deferred revenue	**(1,877)**	10,121
	(1,530,869)	(364,724)
FINANCING ACTIVITIES		
Bank overdraft	**6,503**	(320)
Due to parent company	**1,733,943**	711,014
Due to/from related companies	**(2,977)**	(4,747)
Repayments of long-term debt	**(22,315)**	(27,424)
	1,715,154	678,523
INVESTING ACTIVITIES		
Term deposit	**(416)**	(84)
Additions to licence	**(164,149)**	(82,251)
Additions to fixed assets	**(33,590)**	(16,901)
Acquisition of goodwill	**-**	(211,473)
	(198,155)	(310,709)
(DECREASE) INCREASE IN CASH	**(13,870)**	3,090
CASH, beginning of year	**19,228**	16,138
CASH, end of year	**$ 5,358**	$ 19,228

CNC HOLDINGS INC./
GESTIONS CNC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002 and 2001

1. ACCOUNTING POLICIES

a) Nature of operations

The company is engaged in the development and implementation of software for the healthcare and insurance industries. During the year the company changed its name from Central Network Communications (Canada) Inc. to CNC Holdings Inc. These financial statements are expressed in US $.

b) Principles of Consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, Trivor Management Services Inc. , Central Network Communications (CNC) Inc., CNC Soft Dimension Inc., CNC Vital Edge Resources Inc. and CNC - Vital Edge - Sales and Marketing Inc. All significant intercompany accounts and transactions have been eliminated on consolidation.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

d) Credit Risk

The company provides credit to its clients in the normal course of its operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses which, once they materialize, are consistent with management's forecasts. The credit risk on amounts receivable is limited to the outstanding balance of such amounts.

e) Amortization

Amortization is provided for on the declining-balance basis, using the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%

Leasehold improvements are amortized on a straight-line basis over 10 years which is the term of the lease.

f) Amortization of licence

The licence will be amortized on a straight-line basis over four years commencing in 2003 which is when revenue is expected to be realized.

g) Research and Development

Research costs, other than those for capital assets, are charged to income as incurred. Development costs on unsuccessful products are charged to income in the year in which they are incurred.

h) Deferred Revenue

Deferred revenue represents unearned support and maintenance income which is recognized on a straight-line basis over the terms of the respective contracts. The costs of the support and maintenance work are charged to income at the time it is performed.

CNC HOLDINGS INC./
GESTIONS CNC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002 and 2001

1. ACCOUNTING POLICIES (continued)

i) Revenue Recognition

Revenue derived from the installation of software is recognized as the services are provided once a contract has been signed, the software has been delivered and accepted and collectibility is assured.

2. TERM DEPOSIT

The term deposit has an interest rate of 1.6% and matures on January 2, 2003.

3. DUE FROM RELATED COMPANIES

	2002	2001
Due from related companies, controlled by a related group, non-interest bearing	$ 11,919	$ 4,193
Less: Current portion included in loan receivable	11,281	-
	$ 638	$ 4,193

==

4. FIXED

	2002	2001
Cost		
Computer equipment	$ 130,669	$ 115,959
Furniture and fixtures	100,504	81,623
Leasehold improvements	7,790	7,790
	238,963	205,372
Accumulated amortization		
Computer equipment	78,997	59,749
Furniture and fixtures	46,699	35,599
Leasehold improvements	2,731	1,947
	128,427	97,295
Net book value	$ 110,536	$ 108,077

==

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002 and 2001

5. LICENCE

	2002	2001
Licence, at cost	$ **246,400**	$ 82,251

6. BANK ADVANCES

The company has a credit facility of $20,000 at a rate of prime plus 3.00%.

	2002	2001
Cash	$ **5,358**	$ 19,228
Bank overdraft	**(18,876)**	(12,373)

7. LONG-TERM DEBT

	2002	2001
Term loan, interest at prime plus 3%, repayable in monthly installments of $3,000 in CDN $ plus interest, due November 2004 and secured by the term deposit and a movable hypothec of $230,000 on the equipment	$ **46,016**	$ 68,331
Less: Current portion	**23,008**	22,777
	$ **23,008**	$ 45,554

The principal repayments of the term loan are:

2003	$	23,008
2004		23,008

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002 and 2001**

8. DUE TO RELATED COMPANIES

	2002	2001
Due to related companies, non-interest bearing, with no specific terms for repayment, but not due before December 1, 2003 consist of:		
Parent company - CDN $ 3,642,264 (2001-CDN $ 1,097,698)	$ 2,327,772	$ 694,513
Parent company – USD	712,466	611,782
Related company controlled by a related group CDN $ 178,037 (2001-CDN $ 172,278)	113,783	108,999
Related company controlled by a related group CDN $ 1,050 (2001-CDN $ 1,083)	639	673
	$ 3,154,660	$ 1,415,967

9. CAPITAL STOCK

The company is incorporated under the Canada Business Corporations Act.

Authorized:

An unlimited number of the following classes of shares, without par value:

Exchangeable shares, exchangeable for shares of Central Network Communications (CNC) Inc. on a one-for-one basis, non-voting, non-participating, non-cumulative dividends equivalent to dividends declared by Central Network Communications (CNC) Inc. and redeemable and retractable at the listed market price of Central Network Communications (CNC) Inc. shares

Common, voting shares

	2002	2001
Issued :		
7,792,00 Exchangeable shares	$ 213,983	$ 213,983
100 Common shares	65	65
	$ 214,048	$ 214,048

CNC HOLDINGS INC.
GESTIONS CNC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002 and 2001

10. CASH FLOW INFORMATION

The items below are stated as follows on a cash basis:

	2002	2001
Interest paid	$ **30,815**	$ 41,975
Income taxes paid	**9,040**	-

==

11. LOSSES CARRIED FORWARD

The company has non-capital losses carried forward in the amount of $2,663,000 for income tax purposes. The potential tax benefits of these losses have not been reflected in the accounts. These losses may be utilized against taxable income no later than:

2004	$ 6,000
2005	19,000
2006	320,000
2007	530,000
2008	418,000
2009	1,370,000
	$ 2,663,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2002	2001
Future income tax assets		
Net tax losses carried forward	$ **610,000**	$ 300,000
Valuation allowance for future income tax assets	**(610,000)**	(300,000)
Net future income tax assets	-	-
Future income tax liabilities	-	-

==

12. RELATED PARTY TRANSACTIONS

During the year the company charged at the exchange amount management fees amounting to $11,281 to a company subject to common control. Included in the due from related company is $11,281 relating to these amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002 and 2001

13. COMMITMENTS

As at November 30, 2002, the company had a commitment to pay licence fees to its main supplier of computer software.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from U.S. GAAP. The differences between Canadian and U.S. GAAP are summarized below.

Comprehensive Income

a) Under U.S. GAAP, Statement of Financial Accounting Standards No.130 (SFAS 130), "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purposes financial statements. Items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholder's deficiency on the balance sheet. For fiscal years 2002 and 2001, the Company's comprehensive loss was the same in net loss.

b) Under Canadian GAAP, the Company has capitalized licence costs and will begin to amortize this cost over four years commencing in 2003, which is when revenue is expected to be realized. Under U.S. GAAP, this licence cost should be amortized over its useful life commencing immediately.

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of cashflow is summarized as follows:

	2002	2001
(a) Balance Sheets		
Increase (decrease) in account to comply with U.S. GAAP:		
Total assets under Canadian GAAP	$ **438,001**	$ 279,854
Decrease in licence	**(46,538)**	(13,708)
Total assets under U.S. GAAP	$ **(391,463)**	$ (266,146)

===

CNC HOLDINGS INC./
GESTIONS CNC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002 and 2001

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTINUED)

Shareholder's deficiency under Canadian GAAP	$ (3,170,842)	$ (1,670,537)
Increase in deficit due to amortization in licence	(46,538)	(13,708)
Shareholder's deficiency under U.S. GAAP	$(3,217,380)	$(1,684,245)

===

(b) Statement of operations and deficit:

Net loss under Canadian GAAP	$ (1,500,305)	$ (1,014,172)
Amortization of licence	(32,830)	(13,708)
	$(1,533,135)	$(1,027,880)

===

(c) Statement of cash flows

There is no impact on the statement of cashflows.

15. FUTURE OPERATIONS

These financial statements have been prepared on the basis of accounting principles applicable to a going concern. However, the company has incurred substantial losses and the ability of the company to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent on the availability of adequate financing and on its ability to obtain profitable operations.

CNC HOLDINGS INC.

A CANADIAN CORPORATION

CONSOLIDATED *(Unaudited)* **Financial Statements**
THIRD QUARTER ENDING

AUGUST 31, 2003.



November 18, 2003.

NOTICE TO READER

Management of the Corporation has compiled the Consolidated Balance Sheet of CNC Holdings Inc. as at August 31, 2003 and Consolidated Statement of Operations and Deficit for the period then ended based on the internal accounting records of the Corporation and its subsidiaries. These quarterly statements are typically not audited, reviewed or verified by our independent auditors for the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes. The books and records of the corporation are maintained according to generally accepted accounting principals in Canada. Results have been re-stated herein, to the best of our ability, to confirm to the generally accepted accounting principals of the United States.

All figures are in US funds.

CNC HOLDINGS INC.
A Canadian Corporation

Montreal, Canada
November 18, 2003.

1010 Ste Catherine Street West Suite 560
Montreal Quebec CANADA H3B 1G4
(514) 876-9997
Fax 514.876.0077
www.cncinc.ca

50

CNC HOLDINGS INC.

CONSOLIDATED BALANCE SHEET

(Unaudited – See Notice to Reader)

	August 31 2003
ASSETS	
CURRENT ASSETS	
Accounts receivable	$ 132,657
Due from related company (Note 6)	24,109
	156,766
CAPITAL ASSETS (Note 3)	198,949
LICENSE (Note 3)	151,599
	$ 507,314
LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable & Accrued Liabilities	$ 723,380
Current portion long-term debt	107,509
Income Taxes Payable	759
	831,648
LONG TERM DEBT	6,448
DUE TO PARENT COMPANY (Note 5)	4,612,594
DUE TO RELATED COMPANIES (Note 5)	129,016
	$ 5,579,706
SHAREHOLDERS' EQUITY	
SHARE CAPITAL (Note 4)	$ 214,048
DEFICIT	(5,286,440)
	$ (5,072,392)
	$ 507,314

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE DIRECTOR
"Albert Delmar"

Albert Delmar

CNC HOLDINGS INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited – See Notice to Reader)

	Nine Months Ended August 31, 2003
SALES	892,856
	892,856
OPERATING EXPENSES	
Advertising and promotion	30,274
Automobile expenses	70,164
Computer equipment amortization	13,724
Consulting Fees	560,379
Furniture and equipment amortization	12,548
Insurance	6,222
Interest and bank charges	4,077
Interest on long term debt	17,955
Leasehold improvements amortization	1,730
Licensing fees	164,844
License amortization	34,904
Loss on foreign exchange	378,605
Office expenses	46,836
Penalties and interest	13,526
Printing	5,411
Professional fees	1,457
Public relations	14,095
Recruiting Fees	30,065
Rent	154,496
Salaries and employee benefits	1,132,335
Taxes	8,591
Telephone	17,763
Travel	14,159
	2,734,160
LOSS FOR THE PERIOD	1,841,304
DEFICIT, BEGINNING OF PERIOD	3,445,136
DEFICIT, END OF PERIOD	5,286,440

CNC HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED AUGUST 31, 2003.

(Unaudited – See Notice to Reader)

1. **CONTINUING OPERATIONS**

The Company was incorporated in Canada under the Canadian Business Corporations Act, on October 13, 1998. Its mission is to provide management and administrative software solutions to the health industry.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its parent company, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   (a) **Basis of Presentation**

   The parent Company is Central Network Communications Inc., a Delaware Corporation, with one wholly owned, Canadian subsidiary, CNC Holdings Inc. This subsidiary has two operating subsidiaries: Trivor Management Services Inc. and Central Network Communications (CNC) Inc. These two subsidiaries are consolidated onto this financial presentation.

   The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. They may not include all of the information and disclosures required by US GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

   (b) **Use of estimates**

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of assets and rate for amortization. Actual results could differ from those estimates.

CNC HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED AUGUST 31, 2003.

(Unaudited – See Notice to Reader)

3. CAPITAL ASSETS

		August 31, 2003		
	Cost	Accumulated Amortization		Net Book Value
Furniture and equipment	$ 146,716	60,215	$	86,501
Computer equipment and software	190,636	95,537		95,099
Leasehold improvements	23,316	5,967		17,349
Capital Assets	$ 360,668	161,719	$	198,949
License	246,400	94,801		151,599
	$ 607,068	256,520	$	350,548

Amortization is provided for on the declining-balance basis, using the following annual rates:

Computer equipment	30%
Furniture and fixtures	20

Amortization is provided on a straight-line basis using the following amortization period:

License	5 Years
Leasehold Improvements (life of the lease)	10 Years

4. SHARE CAPITAL

(a) The authorized share capital consists of an unlimited number of the following classes of shares, without par value:

Common voting shares; and

Exchangeable shares, exchangeable for shares of the parent company, Central Network Communications Inc. on a one-for-one basis, non-voting, non-participating, non-cumulative dividends equivalent to dividends declared by Central Network Communications Inc. and redeemable and retractable at the listed market price of Central Network Communications Inc. shares. All exchangeable shares have been exchanged by their shareholders for the common shares of Central Network Communications Inc. As such, the exchangeable shares of CNC Holdings Inc. are now all owned by Central Network Communications Inc.

CNC HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED AUGUST 31, 2003.

(Unaudited – See Notice to Reader)

ISSUED:	August 31, 2003		
	No. of Shares		Amount
Common Shares	100	$	63
Exchangeable Shares	7,792,000		213,985
Balance at August 31, 2003	7,792,100	$	214,048

5. **DUE TO RELATED COMPANIES**

Due to related companies, non-interest baring, with no specific terms for repayment, but not due before December 1, 2003, consist of:

Parent Company	$	4,612,594
Related company controlled by related group		129,016

6. **DUE FROM RELATED COMPANIES**

Due from related companies, non-interest baring, with no specific terms for payment, but not due before December 1, 2003, consist of:

Subsidiary company	$	72
Related company controlled by related group		670
Related company controlled by related group		23,367

Pro Forma Balance Sheet
As at November 30, 2003.

	CNC Holdings Inc. Consolidated	Viropro Inc.		Combined
Assets				
Accounts Receivable	$ 156,766	$	- $	156,766
Fixed Assets	198,949	-		198,949
License	151,599			151,599
Total Assets	507,314	-		507,314
Liabilities				
Accounts Payables & accrued liabilities	724,139	2,450		726,589
Long term Debt	113,957	-		113,957
Due to Parent Company	4,612,594	-		4,612,594
Due to Related Companies	129,016	-		129,016
Total Liabilities	5,579,706	2,450		5,582,156
Shareholders' Equity				
Capital Stock	214,048	4,117		218,165
Paid in Capital	-	1,967,438		1,967,438
Accumulated Deficit	(5,286,440)	(1,974,005)		(7,260,445)
Total Shareholder's Equity	(5,072,392)	(2,450)		(5,074,842)
Total Liabilities and shareholder's equity	507,314	-		507,314

Pro Forma Income Statement
As at November 30, 2003.

	CNC Holdings Inc. Consolidated *(9 months)*	Viropro Inc. *(5 months)*		Combined
Net Income	$ 892,856	$	- $	892,856
Operating Expenses	2,734,160	2,450		2,736,610
Net Loss	(1,841,304)	(2,450)		(1,843,754)

You should only rely on the information contained in this document or other information that we refer you to. We have not authorized anyone to provide you with any other information that is different. You should note that even though you received a copy of this Prospectus, there may have been changes in our affairs since the date of this Prospectus. You should be aware of our public filings where we will make prompt disclosure of material facts, both favorable and unfavorable. This Prospectus does not constitute an offer to sell securities in any jurisdiction in which such offer or solicitation is not authorized

20,000,000 Shares of Common Stock

VIROPRO INC.

PROSPECTUS

_____, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.

Our Certificate of Incorporation currently provides indemnification to our officers or directors to the fullest extent permitted by Nevada law.

Exhibits and Financial Statements Schedules.

3.1   Certificate of Incorporation
3.2   By-Laws
4.1   Specimen Common Stock Certificate
5   Opinion of Law Offices of Irving Rothstein
10.1   Share Exchange Agreement
10.2   License Agreement with Kreg Information Systems Inc.
23.1   Consent of Law Offices of Irving Rothstein
                (included in the Opinion filed as Exhibit 5)
23.2   Consent of Mark Cohen, C.P.A.
23.3   Consent of Levy Pilotte, Chartered Accountants

Undertakings.

The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

        (i)   Include any prospectus required by section 10(a)(3) of the Securities Act;

        (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii)   Include any additional or changed material information on the plan of distribution.

(2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial *bona fide* offering.

(3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(4)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ngee Ann City, Singapore on February 26, 2004.

VIROPRO INC.

/s/ Richard Lee

_____
Richard Lee, President & CEO

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Lee

_____   Sole Director and Principal   February 26, 2004
        Richard Lee   Executive and financial Officer

Exhibit 3.1 – Articles of Incorporation

ARTICLES OF INCORPORATION

VIROPRO, INC.

WE, THE UNDERSIGNED NATURAL PERSONS OF THE AGES OF TWENTY-ONE (21) OR MORE, ACTING AS INCORPORATORS OF A CORPORATION UNDER THE GENERAL CORPORATION LAW OF NEVADA, ADOPT THE FOLLOWING ARTICLES OF INCORPORATION:

ARTICLE I

NAME: THE NAME OF THE CORPORATION IS VIROPRO, INC.

ARTICLE II

REGISTERED OFFICE AND AGENT: THE ADDRESS OF THE CORPORATION'S PRINCIPAL OFFICE IS 2050 ELLIS WAY, IN THE CITY OF ELKO, COUNTY OF ELKO, STATE OF NEVADA. THE INITIAL AGENT FOR SERVICE OF PROCESS AT THAT ADDRESS WILL BE GATEWAY ENTERPRISES, INC.

ARTICLE III

PURPOSE: THE PURPOSES FOR WHICH THE CORPORATION IS ORGANIZED ARE TO ENGAGE IN ANY ACTIVITY OR BUSINESS NOT IN CONFLICT WITH THE LAWS OF THE STATE OF NEVADA OR OF THE UNITED STATES OF AMERICA, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SPECIFICALLY:

1. TO HAVE AND TO EXERCISE ALL THE POWERS NOW OR HEREAFTER CONFERRED BY THE LAWS OF THE STATE OF NEVADA UPON CORPORATIONS ORGANIZED PURSUANT TO THE LAWS UNDER WHICH THE CORPORATION IS ORGANIZED AND ANY AND ALL ACTS AMENDATORY THEREOF AND SUPPLEMENTAL THERETO.

2. TO DISCOUNT AND NEGOTIATE PROMISSORY NOTES, DRAFTS, BILLS OF EXCHANGE, AND OTHER EVIDENCE OF DEBTS, AND TO COLLECT FOR OTHERS MONEY DUE THEM ON NOTES, CHECKS, DRAFTS, BILLS OF EXCHANGE, COMMERCIAL PAPER AND OTHER EVIDENCE OF INDEBTEDNESS.

3. TO PURCHASE OR OTHERWISE ACQUIRE, OWN, HOLD, LEASE, SELL, EXCHANGE, ASSIGN, TRANSFER, MORTGAGE, PLEDGE, OR OTHERWISE DISPOSE OF, TO GUARANTY, TO INVEST, TRADE, AND DEAL IN AND WITH PERSONAL PROPERTY OF EVERY CLASS AND DESCRIPTION.

4. TO ENTER INTO ANY KIND OF CONTRACT OR AGREEMENT, COOPERATIVE OR PROFIT SHARING PLAN WITH ITS OFFICERS OR EMPLOYEES THAT THE CORPORATION MAY DEEM ADVANTAGEOUS OR EXPEDIENT OR OTHERWISE TO REWARD OR PAY SUCH PERSONS FOR THEIR SERVICES AS THE DIRECTORS MAY DEEM FIT.

5. TO PURCHASE, LEASE, OR OTHERWISE ACQUIRE, IN WHOLE OR IN PART, THE BUSINESS, THE GOOD WILL, RIGHTS, FRANCHISES AND PROPERTY OF EVERY KIND, AND TO UNDERTAKE THE WHOLE OR ANY PART OF THE ASSETS OR LIABILITIES, OF ANY PERSON, FIRM, ASSOCIATION, NON-PROFIT OR PROFIT CORPORATION, OR OWN PROPERTY NECESSARY OR SUITABLE FOR ITS PURPOSES, AND TO PAY THE SAME IN CASH, IN THE STOCKS OR BONDS OF THIS COMPANY OR OTHERWISE, TO HOLD OR IN ANY MANNER DISPOSE OF THE WHOLE OR ANY PART OF THE BUSINESS OR PROPERTY SO ACQUIRED AND TO EXERCISE ALL OF THE POWERS NECESSARY OR INCIDENTAL TO THE CONDUCT OF SUCH BUSINESS.

6. TO LEND OR BORROW MONEY AND TO NEGOTIATE AND MAKE LOANS, EITHER ON ITS OWN ACCOUNT OR AS AGENT, OR BROKER FOR OTHERS.

7. TO ENTER INTO, MAKE, PERFORM AND CARRY OUT CONTRACTS OF EVERY KIND AND FOR ANY LAWFUL PURPOSE, WITHOUT LIMIT AS TO AMOUNT WITH ANY PERSON, FIRM, ASSOCIATION, COOPERATIVE PROFIT OR NON-PROFIT CORPORATION, MUNICIPALITY, STATE OR GOVERNMENT OR ANY SUBDIVISION, DISTRUCT OR DEPARTMENT THEREOF.

8. TO BUY, SELL, EXCHANGE, NEGOTIATE, OR OTHERWISE DEAL IN, OR HYPOTHECATE SECURITIES, STOCKS, BONDS, DEBENTURES, MORTGAGES, NOTES OR OTHER COLLATERALS OR SECURITIES, CREATED OR ISSUED BY ANY CORPORATION WHEREVER ORGANIZED, INCLUDING THIS CORPORATION, WITHIN SUCH LIMITS AS MAY BE PROVIDED BY LAW, AND WHILE OWNER OF ANY SUCH STOCKS OR OTHER COLLATERALS TO EXERCISE ALL RIGHTS, POWERS AND PRIVILEGES OF OWNERSHIP, INCLUDING THE RIGHT TO VOTE THE SAME; TO SUBSCRIBE FOR STOCK IN ANY CORPORATION TO BE ORGANIZED, OTHER THAN TO PROMOTE THE ORGANIZATION THEREOF.

9. TO PURCHASE OR OTHERWISE ACQUIRE, OWN, HOLD, LEASE, SELL, EXCHANGE, ASSIGN, TRANSFER, MORTGAGE, PLEDGE, LICENSE OR OTHERWISE DISPOSE OF ANY LETTERS, PATENTS, COPYRIGHTS, OR TRADEMARKS OF EVERY CLASS AND DESCRIPTION.

10. TO DO ANY AND ALL OTHER SUCH ACTS, THINGS, BUSINESS OR BUSINESSES IN ANY MANNER CONNECTED WITH OR NECESSARY, INCIDENTAL, CONVENIENT OR AUXILIARY TO DO ANY OF THESE OBJECTS HEREINBEFORE ENUMERATED, OR CALCULATED, DIRECTLY OR INDIRECTLY, TO PROMOTE THE INTEREST OF THE CORPORATION; AND IN CARRYING ON ITS PURPOSES, OR FOR THE PURPOSE OF OBTAINING OR FURTHERING ANY OF ITS BUSINESS, TO DO ANY AND ALL ACTS AND THINGS, AND TO EXERCISE ANY AND ALL OTHER POWERS WHICH A CO-PARTNER OR NATURAL PERSON COULD DO OR EXERCISE, AND WHICH NOW OR HEREAFTER MAY BE AUTHORIZED BY LAW, AND HERE AND IN ANY OTHER PART OF THE WORLD.

11. THE SEVERAL CLAUSES CONTAINED IN THIS STATEMENT OF POWERS SHALL BE CONSTRUED AS BOTH PURPOSES AND POWERS, AND THE STATEMENTS CONTAINED IN EACH OF THESE CLAUSES SHALL BE IN NO WAY LIMITED OR RESTRICTED, BY REFERENCE TO OR INFERENCE FROM, THE TERMS OF ANY OTHER CLAUSES, BUT SHALL BE REGARDED AS INDEPENDENT PURPOSES AND POWERS; AND NO RECITATIONS, EXPRESSION OR DECLARATION OF SPECIFIC OR SPECIAL POWERS OR PURPOSES HEREIN ENUMERATED SHALL BE DEEMED TO BE EXCLUSIVE; BUT IT IS HEREBY EXPRESSLY DECLARED THAT ALL OTHER LAWFUL POWERS NOT INCONSISTENT HEREWITH, ARE HEREBY INCLUDED.

ARTICLE V

EFFECTIVE NOVEMBER 26, 2003 THE AGGREGATE NUMBER OF SHARES WHICH THE CORPORATION SHALL HAVE AUTHORITY TO ISSUE IS 4,118,616 AT PAR VALUE OF $0.001 PER SHARE. ALL STOCK WHEN ISSUED SHALL BE FULLY PAID AND NON-ASSESSABLE

ARTICLE VI

STOCKHOLDERS MEETING: MEETINGS OF THE SHAREHOLDERS SHALL BE HELD AT SUCH PLACE WITHIN OR WITHOUT THE STATE OF NEVADA AS MAY BE PROVIDED BY THE BY-LAWS OF THE CORPORATION. SPECIAL MEETINGS OF THE SHAREHOLDERS MAY BE CALLED BY THE PRESIDENT OR ANY OTHER EXECUTIVE OFFICER OF THE CORPORATION, THE BOARD OF DIRECTORS, OR ANY MEMBER THEREOF, OR BY THE RECORD HOLDER OR HOLDERS OF AT LEAST TEN PERCENT (10%) OF ALL SHARES ENTITLED TO VOTE AT THE MEETING. ANY ACTION OTHERWISE REQUIRED TO BE TAKEN AT A MEETING OF THE SHAREHOLDERS, EXCEPT ELECTION OF DIRECTORS, MAY BE TAKEN WITHOUT A MEETING IF A CONSENT IN WRITING, SETTING FORTH THE ACTION SO TAKEN, SHALL BE SIGNED BY SHAREHOLDERS HAVING AT LEASE A MAJORITY

ARTICLE VII

COMMENCING BUSINESS: THE CORPORATION SHALL NOT COMMENCE BUSINESS UNTI AT LEAST $1,000.00 HAS BEEN RECEIVED BY IT AS CONSIDERATION FOR THE ISSUANCE OF SHARES.

ARTICLE VIII

STOCK RIGHTS: THE BOARD OF DIRECTORS SHALL HAVE THE AUTHORITY TO DETERMINE THE CLASSES AND SERIES OF ANY SUBSEQUENT STOCK ISSUED BY THE CORPORATION AND THE RIGHT AND PREFERENCES PERTAINING THERETO.

ARTICLE IX

BOARD OF DIRECTORS: A MAJORITY OF THE BOARD OF DIRECTORS SHALL BE NECESSARY TO CONSTITUTE A QUORUM; AND, WHEN SO CONSTITUTED, THE BOARD SHALL BE AUTHORIZED TO TRANSACT SUCH BUSINESS AS MAY BE DELEGATED TO IT BY THE STOCKHOLDERS AND WHENEVER THE BOARD OF DIRECTORS SHALL BE SO ASSEMBLED AND ACT AS A BOARD, EITHER WITHIN OR WITHOUT THE STATE OF NEVADA, ANY ACTION TAKEN SHALL BE THE ACTION OF THE BOARD OF DIRECTORS AND SHALL BE BINDING UPON THE CORPORATION, PROVIDED THAT THREE DAYS PRIOR NOTICE, GIVEN EITHER ORALLY OR IN WRITING, OF THE TIME AND PLACE OF THE MEETING AND OF THE NATURE OF THE BUSINESS PROPOSED TO BE TRANSACTED SHALL HAVE BEEN GIVEN TO THE ENTIRE BOARD OF DIRECTORS, UNLESS SUCH NOTICE BE WAIVED AS HEREINAFTER PROVIDED. ANY DIRECTOR MAY WAIVE NOTICE OF ANY MEETING; AND IN THE EVENT OF SUCH WAIVER, NOTICE SHALL BE IN WRITING OR A WRITTEN MEMORANDUM SHALL BE MADE OF AN ORAL WAIVER OF NOTICE.

ARTICLE X

OFFICERS: THE OFFICERS OF THE CORPORATION SHALL CONSIST OF A BOARD OF DIRECTORS OF NOT LESS THAN THREE NOR MORE THAN TWENTY-FIVE. A CHAIRMAN OF THE BOARD OF DIRECTORS, A PRESIDENT, A VICE-PRESIDENT, A SECRETARY AND A TREASURER, WHO SHALL PERFORM SUCH DUTIES AND HAVE SUCH AUTHORITY AS USUALLY PERTAINS TO SUCH OFFICERS OF A CORPORATION OR AS MAY BE PRESCRIBED BY THE BOARD OF DIRECTORS FROM TIME TO TIME.

QUALIFICATION OF OFFICERS: OFFICERS AND DIRECTORS OF THE CORPORATION NEED NOT BE RESIDENTS OF THE STATE OF NEVADA AND NEED NOT OWN SHARES OF THE CORPORATION'S STOCK. THE SECRETARY AND TREASURER MAY, BUT NEED NOT BE, THE SAME PERSON.

ELECTION: DIRECTORS SHALL BE ELECTED AT THE ANNUAL MEETING OF THE SHAREHOLDERS, AND THE PERSONS RECEIVING THE HIGHEST NUMBER OF VOTES SHALL BE DECLARED DULY ELECTED, PROVIDING SUCH NUMBERS SHALL REPRESENT A MAJORITY OF ALL VOTES CAST. WITHIN TEN (10) DAYS AFTER THE ELECTION, THE DIRECTORS SHALL MEET AND

ELECT A PRESIDENT, VICE-PRESIDENT, SECRETARY AND TREASURER.

TERM OF OFFICE: THE TERM OF OFFICE OF ALL DIRECTORS AND OFFICERS SHALL BE ONE YEAR, PROVIDED ALL DIRECTORS AND OFFICERS SHALL HOLD OFFICE UNTIL THEIR SUCCESSORS AND DULY ELECTED AND QUALIFIED.

RESIGNATION OF OFFICERS: ANY OFFICER OR DIRECTOR MAY RESIGN BY FILING HIS WRITTEN RESIGNATION WITH THE SECRETARY OF THE CORPORATION, OR IN THE CASE OF THE SECRETARY, WITH THE PRESIDENT OF THE CORPORATION AND UPON ACCEPTANCE THEREOF BY THE BOARD OF DIRECTORS OR IF SUCH BOARD SHALL NEGLECT TO ACT UPON SUCH RESIGNATION WITHIN FOURTEEN (14) DAYS AFTER RECEIPT, THE RESIGNATION SHALL BECOME EFFECTIVE AND THE OFFICE SHALL BE DEEMED VACANT.

REMOVAL OF OFFICERS: ANY OFFICER OR DIRECTOR OF THIS CORPORATION MAY BE REMOVED AT ANY TIME WITHOUT CAUSE IN THE MANNER PROVIDED BY THE LAWS OF THE STATE OF NEVADA FOR THE REMOVAL OF SUCH OFFICER OR DIRECTOR, OR BY A MAJORITY VOTE OF THE OUTSTANDING STOCK OF THE CORPORATION AT ANY SPECIAL MEETING OF THE STOCK-HOLDERS CALLED FOR THAT PURPOSE AS HEREIN PROVIDED.

VACANCIES: IN THE CASE OF DEATH, DISABILITY, OR RESIGNATION OF ANY OFFICER OR DIRECTOR OF THE COMPANY, THE REMAINING DIRECTORS OR DIRECTOR OF THE COMPANY, EVEN THOUGH LESS THAN A QUORUM, SHALL FILL VACANCIES FOR THE UNEXPIRED TERM OR TERMS.

ARTICLE XI

ORIGINAL DIRECTORS: THE NUMBER OF DIRECTORS CONSTITUTING THE INITIAL BOARD OF DIRECTORS OF THE CORPORATION IS THREE (3), AND THE NAMES AND ADDRESSES OF THE PERSONS WHO ARE TO SERVE AS DIRECTORS UNTIL THE FIRST ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE ELECTED AND QUALIFIED ARE:

1. KURTIS D. HUGHES 2325 ARBOR LANE SALT LAKE CITY UTAH 84117

2. SHIRRELL W. HUGHES 2929 HILLSDEN DRIVE SALT LAKE CITY UTAH 84117

3. KELLY H. HUNSAKER 2323 ARBOR LANE SALT LAKE CITY UTAH 84117

ARTICLE XII

DURATION: THE PERIOD OF DURATION OF THE CORPORATION SHALL BE PERPETUAL.

ARTICLE XIII

AMENDMENT: THESE ARTICLES OF INCORPORATION, BY VOTE OF NOT LESS THAN 50 PER CENT OF THE ISSUED AND OUTSTANDING CAPITAL STOCK OF THE CORPORATION, MAY BE DEEMED AMENDED IN ANY RESPECT AMENDABLE AT LAW AT ANY MEETING. A COPY OF THE PROPOSED AMENDMENT SHALL BE GIVEN TO THE STOCKHOLDERS AS PROVIDED IN ARTICLE VI

MEMBER, FOR CALLING AND HOLDING MEETINGS OF THE STOCKHOLDERS.

ARTICLE XIV

BY-LAWS: THE BOARD OF DIRECTORS OF THE CORPORATION SHALL HAVE AUTHORITY TO ADOPT SUCH BY-LAWS AS IN THEIR JUDGMENT MAY BE DEEMED NECESSARY OR ADVISABLE FOR THE MANAGEMENT AND TRANSACTION OF THE BUSINESS OF THE CORPORATION PROVIDED THAT SUCH BY-LAWS ARE NOT IN CONFLICT WITH THESE ARTICLES OF INCORPORATION OR THE CONSTITUTION OF THE STATE OF NEVADA.

ARTICLE XV

INDEMNIFICATION: THE CORPORATION SHALL INDEMNIFY ITS OFFICERS AND AUTHORIZED AGENTS FOR ALL LIABILITIES INCURRED DIRECTLY, INDIRECTLY OR INCIDENTALLY FOR SERVICES PERFORMED FOR THE CORPORATION OR FOR IT'S BENEFIT, TO THE FULLEST EXTENT PERMITTEDE UNDER NEVADA LAW NOW EXISTING OR HEREINAFTER ENACTED.

ARTICLE XVI

LIMITATION ON STOCKHOLDER SUITS: STOCKHOLDERS SHALL NOT HAVE A CAUSE OF ACTION AGAINST THE CORPORATION'S OFFICERS, DIRECTORS OR AGENTS AS A RESULT OF ANY ACTION TAKEN, OR AS A RESULT OF THEIR FAILURE TO TAKE ANY ACTION, UNLESS DEPRIVATION OF SUCH RIGHT IS DEEMED A NULLITY BECAUSE, IN THE SPECIFIC CASE, DEPRIVATION OF A RIGHT OF ACTION WOULD BE IMPERMISSABLY IN CONFLICT WITH THE PUBLIC POLICY OF THE STATE OF NEVADA. THE FACT THAT THIS ARTICLE SHALL BE INAPPLICABLE IN CERTAIN CIRCUMSTANCES SHALL NOT RENDER IT INAPPLICABLE IN ANY OTHER CIRCUMSTANCES AND THE COURTS OF THE STATE OF NEVADA ARE HEREBY GRANTED THE SPECIFIC AUTHORITY TO RESTRUCTURE THIS ARTICLE ON A CASE BY CASE BASIS OR GENERALLY AS REQUIRED TO MOST FULLY GIVE LEGAL EFFECT TO ITS INTENT.

Exhibit 3.2 – By-laws

BYLAWS

OF

VIROPRO, INC.

ARTICLE I
OFFICES

Section 1.1 Office

The principal office of the corporation, within or without the State of Nevada, shall be located at such place as shall be designated by the Board of Directors.

Section 1.2 Other Offices

The corporation may also have such other offices, either within or without the State of Nevada, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II
STOCKHOLDER MEETINGS

Section 2.1 Annual Meeting

An annual meeting of the stockholders, for the selection of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at a location and at such time each year as designated by the Board of Directors.

Section 2.2 Special Meetings

Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Chairman, the Board of Directors or ant member thereof, the President, any executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting, and shall be held at such place, on such date, and at such time as they or he shall fix.

Section 2.3 Notice of Meetings

Written notice of the place, date and time of all meetings of the stockholders shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the laws of the State of Nevada or the Articles of Incorporation).

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than sixty days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity
herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 2.4 Quorum

At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of the stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time.

Section 2.5 Organization

Such person as the Board of Directors may have designated or, in the absence of such a person, the highest ranking officer of the corporation who is present shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the corporation, the secretary of the meeting shall be such person as the chairman appoints.

Section 2.6 Conduct of Business

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

Section 2.7 Proxies and Voting

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law.

All voting, except on the election of directors and where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefore by a stockholder entitled to vote or his proxy, a stock vote shall be taken. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by class is required by law, the Articles of Incorporation, or these Bylaws.

Section 2.8 Stock List

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held or at the corporation's principal office.

The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any such stockholder who is present. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 2.9 Participation in Meetings by Conference Telephone

Any action, except the election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power; provided:

(a) That if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required; and

(b) That this general provision shall not supersede any specific provision for action by written consent required by law.

ARTICLE III
BOARD OF DIRECTORS

Section 3.1 Number and Term of Office

The number of directors who shall constitute the whole board shall be such number not less than three (3) nor more than twenty five (25) as the Board of directors shall at the time have designated. Each director shall be selected for a term of one year and until his successor is elected and qualified, except as otherwise provided herein or required by law.

Whenever the authorized number of directors is increased between annual meetings of the stockholders, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.

Section 3.2 Vacancies

If the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term and until his successor is elected and qualified.

Section 3.3 Regular Meetings

Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 3.4 Special Meetings

Special meetings of the Board of Directors may be called by one-third of the directors then in office or by the chief executive officer and shall be held at such place, on such date and at such time as they or he shall fix. Notice of the place, date and time of each such special meeting shall be given by each director by whom it is not waived by mailing written notice not less than three days before the meeting or by telegraphing the same not less than eighteen hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.5 Quorum

At any meeting of the Board of Directors, a majority of the total number of the whole board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time, without further notice or waiver thereof.

Section 3.6 Participation in Meetings by Conference Telephone

Members of the Board of Directors or of any committee thereof, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment that enables all persons participating in the meting to hear each other. Such participation shall constitute presence in person at such meeting.

Section 3.7 Conduct of Business

At any meeting of the Board of Directors, business shall be transacted in such order and manner as the board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

Section 3.8 Powers

The Board of Directors may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the corporation, including, without limiting the generality of the foregoing, the unqualified power:

(a)   To declare dividends from time to time in accordance with law;
(b)   To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;
(c)   To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;
(d)   To remove any officer of the corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;
(e)   To confer upon any officer of the corporation the power to appoint, remove and suspend subordinate officers and agents;
(f)   To adopt from time to time such stock option, stock purchase, bonus or other compensation plans for directors, officers and agents of the corporation and its subsidiaries as it may determine;
(g)   To adopt from time to time such insurance, retirement and other benefit plans for directors, officers and agents of the corporation and its subsidiaries as it may determine; and
(h)   To adopt from time to time regulations, not inconsistent with these Bylaws, for the management of the corporation's business and affairs.

Section 3.9 Compensation of Directors

Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the directors.

Section 3.10 Loans

The corporation shall not lend money to or use its credit to assist its officers, directors or other control persons without authorization in the particular case by the stockholders or a majority of the disinterested directors, but may lend money to and use its credit to assist any employee without such approval, excluding such officers, directors or other control persons of the corporation or of a subsidiary, if such loan or assistance benefits the corporation.

ARTICLE IV
COMMITTEES

Section 4.1 Committees of the Board of Directors

The Board of Directors, by a vote of a majority of the whole board, may from time to time designate committees of the board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the board and shall, for those committees and any other provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternative members who may replace any absent or disqualified member at any meeting of the committee. Any committee so designated may exercise the power and authority of the Board of Directors to declare a dividend or to authorize the issuance of stock if the resolution which designates the committee or a supplemental resolution of the Board of Directors shall so provide. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 4.2 Conduct of Business

Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee.

ARTICLE V
OFFICERS

Section 5.1 Generally

The officers of the corporation shall consist of a president, one or more vice-presidents, a secretary, a treasurer and such other subordinate officers as may from time to time be appointed by the Board of Directors. The corporation may also have a chairman of the board who shall be elected by the Board of Directors and who shall be an officer of the corporation.   The corporation may also have a chief executive officer with such duties, powers and responsibilities as may be assigned to him by the Board of Directors, which shall also delineate the relative duties, powers and responsibilities as between the president and the chief executive officer. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold his office until his successor is elected and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person, except that the offices of president and secretary shall not be held by the same person.

Section 5.2 Chairman of the Board

The chairman of the board shall, subject to the direction of the Board of Directors, perform such executive, supervisory, and management functions and duties as may be assigned to him from time to time by the Board of Directors. He shall, if present, preside at all meetings of the stockholders and of the Board of Directors.

Section 5.3 President

The president shall be the chief executive officer of the corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he shall have the responsibility for the general management and control of the affairs and business of the corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him by the Board of Directors. He shall have power to sign all stock certificates, contracts and other instruments of the corporation which are authorized. He shall have general supervision and direction of all of the other officers and agents of the corporation. He shall, when present, and in the absence of a chairman of the board of directors, preside at all meetings of the shareholders and of the Board of Directors.

Section 5.4 Vice-President

Each vice-president shall perform such duties as the Board of Directors shall prescribe. In the absence or disability of the President, the vice-president who has served in such capacity for the longest time shall perform the duties and exercise the powers of the president.

Section 5.5 Treasurer

The treasurer shall have the custody of the monies and securities of the corporation and shall keep regular books of account. He shall make such disbursements of the funds of the corporation as are proper and shall render from time to time an account of all such transactions and of the financial condition of the corporation.

Section 5.6 Secretary

The secretary shall issue all authorized notices from, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He shall have charge of the corporate books.

Section 5.7 Delegation of Authority

The Board of Directors may, from time to time, delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 5.8 Removal

Any officer of the corporation may be removed at any time, with or without cause, by the Board of Directors.

Section 5.9 Action with Respect to Securities of Other Corporation

Unless otherwise directed by the Board of Directors, the president shall have power to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this corporation may hold securities and otherwise to exercise any and all rights and powers which this corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VI
INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1 Generally

The corporation shall indemnify its officers, directors, and agents to the fullest extent permitted under Nevada law.

Section 6.2 Expenses

To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 6.3 of this Article upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

Section 6.3 Determination by Board of Directors

Any indemnification under Section 6.1 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Nevada law.

Section 6.4 Not Exclusive of Other Rights

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or interested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.5 Insurance

The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

The corporation's indemnity of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person may collect as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the corporation or (ii) from such other corporation, partnership, joint venture, trust or other enterprise.

Section 6.6 Violation of Law

Nothing contained in this Article, or elsewhere herein , shall operate to indemnify any director or officer if such indemnification is for any reason contrary to law, either as a matter of public policy, or under the provisions of the Federal Securities Act of 1933, the Securities Exchange Act of 1934, or any other applicable state or federal law.

Section 6.7 Coverage

For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

ARTICLE VII
STOCK

Section 7.1 Certificates of Stock

Each stockholder shall be entitled to a certificate signed by, or in the name of the corporation by, the President or a Vice-president, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him. Any of or all the signatures on the certificate may be facsimile.

Section 7.2 Transfers of Stock

Transfers of stock shall be made only upon the transfer books of the corporation kept at an office of the corporation or by transfer agents designated to transfer shares of the stock of the corporation. Except where a certificate is issued in accordance with Section 7.4 of Article VII of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefore.

Section 7.3 Record Date

The Board of Directors may fix a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholders who are entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof; to express consent to corporate action in writing without a meeting; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect of any change, conversion or exchange of stock or with respect to any other lawful action.

Section 7.4 Lost, Stolen or Destroyed Certificates

In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 7.5 Regulations

The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VIII
NOTICES

Section 8.1 Notices

Whenever notice is required to be given to any stockholder, director, officer, or agent, such requirement shall not be construed to mean personal notice. Such notice may in every instance be effectively given by depositing a writing in a post office or letter box, in a postpaid, sealed wrapper, or by dispatching a prepaid telegram, addressed to such stockholder, director, officer, or agent at his or her address as the same appears on the books of the corporation. The time when such notice is dispatched shall be the time of the giving of the notice.

Section 8.2 Waivers

A written waiver of any notice, signed by a stockholder, director, officer or agent, whether before or after the time of the event for which notice is given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Facsimile Signatures

In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 9.2 Corporate Seal

The Board of Directors may provide a suitable seal, containing the name of the corporation, which seal shall be in the charge of the secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the treasurer or by the assistant secretary or assistant treasurer.

Section 9.3 Reliance Upon Books, Reports and Records

Each director, each member of any committee designated by the Board of Directors, and each officer of the corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the corporation, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

Section 9.4 Fiscal Year

The fiscal year of the corporation shall be as fixed by the Board of Directors.

Section 9.5 Time Periods

In applying any of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded and the day of the event shall be included.

Section 9.6 Acquisition of Controlling Interest

The provisions of NRS 78.378 to 78.3793, inclusive, shall not apply to this corporation.

ARTICLE X
AMENDMENTS

Section 10.1 Amendments

These Bylaws may be amended or repealed by the Board of Directors at any meeting or by the stockholders at any meeting.

Exhibit 4.1 – Representative stock certificate

Exhibit 5.1

LAW OFFICES OF IRVING ROTHSTEIN

ATTORNEY AT LAW
1060 EAST 23RD STREET
BROOKLYN, N.Y. 11210
(718) 513-4983

TELECOPIER
(718) 228-5639

E-MAIL
irv@irlegal.com

February 26, 2004

Viropro Inc.
3163 Kennedy Boulevard
Jersey City, New Jersey 07306

Gentlemen:

As counsel for your Company, I have examined your Articles of Incorporation, By-Laws, and such other corporate records, documents and proceedings and such questions of law as I have deemed relevant for the purpose of this opinion.

I have also, as such counsel, examined the Registration Statement (the "Registration Statement") of your Company on Form S-4, covering the registration under the Securities Act of 1933, as amended, of the proposed offer and sale of 20,000,000 shares of common stock (the "Common Shares"). My review has included the exhibits and form of prospectus.

On the basis of such examination, I am of the opinion that:

1.   The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Nevada, with corporate power to con- duct the business which it conducts as described in the Registration Statement.

2.   The Common Shares are duly and validly authorized and when issued as described in the Registration Statement will be fully paid and non-assessable shares of common stock of the Company.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the mention of my name in the "Legal Matters" section of the Prospectus.

Very truly yours,

/s/ Irving Rothstein
Irving Rothstein

Exhibit 10.1 Stock Exchange Agreement

STOCK EXCHANGE AGREEMENT

BETWEEN

VIROPRO INC.

AND

CENTRAL NETWORK COMMUNICATIONS INC.

DATED JANUARY 21, 2004

STOCK EXCHANGE AGREEMENT

STOCK EXCHANGE AGREEMENT, dated as of January 21, 2004, between Viropro Inc., a Nevada corporation (the "Purchaser") and Central Network Communications Inc., a Delaware corporation (the "Seller").

W I T N E S S E T H :

WHEREAS, the Seller is the sole owner of all the outstanding shares of CNC Holdings Inc., a Canadian corporation (the "Company")

WHEREAS, the Seller wishes to sell, and the Purchaser wishes to purchase, all of the Company's outstanding shares for 20,000,000 shares (the "Shares") of the Seller's common stock, par value $0.001 per share (the "Common Stock"); and

WHEREAS, the Purchaser and the Seller wish to exchange/purchase the shares of the Company for the Shares of Common Stock on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"Affiliate" or "affiliate" shall mean, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. As used in this definition of "Affiliate," the term "control" and any derivatives thereof mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" shall mean this Stock Purchase Agreement, including the Schedules and Exhibits hereto, as it may be from time to time amended.

"Basis" shall mean any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that forms or could form the basis for any specified consequence.

"Business Day" shall mean any day, other than a Saturday, Sunday or legal holiday under the federal laws of the United States or Canada or the laws of the State of New York or the City of Montreal.

"Closing" shall have the meaning given to such term in Section 2.2 hereof.

"Closing Date" shall have the meaning given to such term in Section 2.2 hereof.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Common Stock" shall have the meaning given to such term in the recitals.

"Company" shall have the meaning given to such term in the preamble, and shall include, as the context requires, any Subsidiary of the Company in existence at the time to which the applicable representation, warranty or covenant hereof relates.

"Company Contracts" shall have the meaning given to such term in Section 3.15.

"Company Licenses" shall have the meaning given to such term in Section 3.22.

"Employee Plan" shall have the meaning given to such term in Section 3.16(a).

"Environmental Laws" shall mean all laws, rules, regulations, statutes, ordinances, decrees or orders of any Governmental Entity relating to (a) the control of any potential pollutant or protection of the air, water or land; (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; and (c) exposure to hazardous, toxic or other substances alleged to be harmful, and includes without limitation final and binding requirements related to the foregoing imposed by (i) the terms and conditions of any license, permit, approval or other authorization by any Governmental Entity, and (ii) applicable judicial, administrative or other regulatory decrees, judgments and orders of any Governmental Entity. The term "Environmental Laws" shall include, but not be limited to, the following statutes and the regulations promulgated thereunder, as currently in effect or as subsequently amended: the Clean Air Act, 42 U.S.C. {section} 7401 et seq., the Clean Water Act, 33 U.S.C. {section} 1251 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. {section} 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. {section} 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. {section} 2601 et seq., the Water Pollution Control Act, 33 U.S.C. {section} 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. {section} 300f et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. {section} 9601 et seq., and any similar state, federal or local statute or ordinance.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" shall mean any entity that would be deemed a "single employer" with the Company under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Financial Statements" shall have the meaning given to such term in Section 3.7.

"Governmental Entity" shall mean any domestic or foreign court, administrative agency or commission or other governmental authority or instrumentality.

"Hazardous Substances" shall mean any (a) toxic or hazardous materials or substances; (b) solid wastes, including asbestos, buried contaminants, chemicals, flammable or explosive materials; (c) radioactive materials; (d) petroleum wastes and spills or releases of petroleum products; and (e) any other chemical, pollutant, contaminant, substance or waste that is regulated by any Governmental Entity under any Environmental Law.

"Indemnifiable Expenses" shall have the meaning given to such term in Section 5.1.

"Indemnified Party" shall have the meaning given to such term in Section 5.4.

"Indemnifying Party" shall have the meaning given to such term in Section 5.4.

"Intellectual Property" shall mean (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, trade names and corporate names, and Internet domain names together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (c) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith; (d) all mask works and all applications, registrations and renewals in connection therewith; (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) all computer software (including data and related documentation); (g) all other proprietary rights; and (h) all copies and tangible embodiments thereof (in whatever form or medium).

"IRS" shall mean the Internal Revenue Service.

"Knowledge" means, with respect to the existence or non-existence of any fact or situation described herein, that the appropriate corporate officer of the company who, because of his management and supervisory positions, is informed of the business and affairs of the company, has actual knowledge or has made reasonable inquiry in determining the existence or non-existence of such fact or situation as of the date the applicable representation or warranty is made or deemed made.

"Liability" shall mean any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

"Material Adverse Change" shall mean an occurrence, event or development which has had or is reasonably likely to have a Material Adverse Effect on the entity at issue.

"Material Adverse Effect" shall mean a material adverse effect on the business, results of operations, financial condition, assets or prospects of the entity at issue. In determining whether any individual event would result in a Material Adverse Effect, notwithstanding that such event does not of itself have such effect, a Material Adverse Effect shall be deemed to have occurred if the cumulative effect of such event and all other then existing events would result in a Material Adverse Effect.

"Multiemployer Plan" shall have the meaning set forth in Section 3(37) of ERISA or Section 4001(a)(3) of ERISA.

Ordinary Course of Business" shall mean the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

"Person" shall mean an individual, corporation, limited liability company, partnership, joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

"Purchase Price" shall have the meaning given to such term in Section 2.1.

"Purchaser" shall have the meaning given to such term in the preamble.

"SEC" shall mean the United States Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Security Interest" shall mean any mortgage, pledge, lien, encumbrance, charge, restriction (including without limitation restrictions on transfer) or other security interest, other than (a) mechanic's, materialmen's and similar liens; (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves exist on such Person's books; (c) purchase money liens and liens securing rental payments under capital lease arrangements; and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

"Seller" shall have the meaning given to such term in the preamble.

"Shares" shall have the meaning given to such term in the recitals.

"Subsidiary" of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which) more than fifty percent (50%) of (a) the issued and outstanding capital stock or other equity interests having ordinary voting power to elect a majority of the board of directors of such corporation or Persons performing similar functions of any other Person (irrespective of whether at the time capital stock or other equity interests of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency); (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person; or (c) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries.

"Tax" or "Taxes" shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not, and any Tax liability arising as a result of being a successor or transferee.

"Tax Return" shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 1.2 Use of Defined Terms. Any defined term used in the plural shall refer to all members of the relevant class, and any defined term used in the singular shall refer to any one or more of the members of the relevant class. The use of any gender shall be applicable to all genders.

Section 1.3 Miscellaneous Terms. The terms "herein," "hereof," "hereto," "hereunder" and other terms similar to such terms shall refer to this Agreement as a whole and not solely to the specific Article, Section, subsection or clause where such terms may appear. The term "including" shall mean "including, but not limited to."

ARTICLE II

AUTHORIZATION AND SALE OF THE SHARES

Section 2.1 Issuance and Sale of the Shares. Subject to the terms and conditions of this Agreement, the Seller agrees to sell to the Purchaser at the Closing, and the Purchaser hereby agrees to purchase from the Seller, all of the Company's outstanding shares in exchange for 20,000,000 Shares (the "Purchase Price").

Section 2.2 Closing; Delivery of the Shares. The closing of the purchase and sale of the Shares (the "Closing") shall take place at the offices of the Purchaser listed below, or at some other location as mutually agreed upon by the parties, on the date the registration statement covering the Shares is declared effective by the Securities and Exchange Commission and a certificate of Amendment is filed in Nevada increasing the Purchaser's authorized share to 50,000,000 shares of common stock. The date on which the Closing occurs is referred to herein as the "Closing Date." As payment in full for the Shares, and against delivery of the stock certificates, the Purchaser shall issue irrevocable instructions to its transfer agent to transfer the Shares, on a pro rata basis, to the Seller's stockholders.

Section 2.3 Seller's Closing Deliveries. At the Closing, the Seller shall deliver to the Purchaser the following, all in form satisfactory to the Purchaser's counsel:

(a) a certificate of the secretary of the Seller, dated the Closing Date, attaching the Certificate of Incorporation and Bylaws of the Company, and the resolutions of the board of directors of the Company in connection with the authorization and approval of the execution, delivery and performance by the Seller of this Agreement, certified as being in full force and effect as of the Closing Date;

(b) a certificate, dated as of the Closing Date or within three (3) Business Days prior to the Closing Date, executed by Industry Canada, as to the Company's good standing in Canada;

(c) the written opinion of Leonard Tannenbaum, Esq., counsel for the Company and the Seller, dated the Closing Date, in substantially the form attached to this Agreement as Exhibit A; and

Section 2.4 Purchaser's Closing Deliveries. At the Closing, the Purchaser shall deliver to the Seller, in form satisfactory to the Seller's counsel, the resignations of all its current officers; the appointment of the Seller's designee to the Purchaser's board of directors; and the resignation of all directors of the Purchaser, other than the newly appointed designee of the Seller.

Section 2.5 Termination.This Agreement, and each party's obligations to the other hereunder, may be terminated by the mutual written consent of the Boards of Directors of either party at any time prior to the Closing, and by either party if (i) its Board of Directors receives a written proposal to effect a merger, sale of substantial assets or similar transaction and the Board determines that such transaction is more favorable to the its stockholders than the existing transaction, (ii) the exchange/purchase is enjoined or prohibited by a court or governmental entity or (iii) the Closing has not occurred on or before September 21, 2004, through no fault of the terminating party.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser that:

Section 3.1 Organization.   The Company is a corporation duly organized, validly existing and in good standing under the laws of Canada and has full corporate power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or holds under lease. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its business or the nature of its properties makes such qualification or licensing necessary. The minute books (containing the records of meetings of the shareholders, the Board of Directors and any committees of the Board of Directors) and the stock record books of the Company are correct and complete. There were no predecessors to the Company.

Section 3.2 Subsidiaries. Except as listed on Schedule 3.2, the Company has no Subsidiaries and does not own of record or beneficially any capital stock of, or equity interest or investment in, any Person, nor has the Company made any commitment to, or subscribed for, the purchase of any such interest or investment.

Section 3.3 Capitalization. Schedule 3.3 sets forth the authorized, issued and outstanding capital stock of the Company.   There are no shares of Common Stock held as treasury shares. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of the Company are as set forth in the Company's Certificate of Incorporation, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable and in accordance with all applicable laws. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. There are no outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights or agreements, instruments or understandings of any character to which the Company is a party or by which the Company is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional shares of its capital stock or any securities or obligations convertible into or exchangeable for such shares or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right or agreement. There are no outstanding obligations, contingent or other, of the Company to purchase, redeem or otherwise acquire any shares of its capital stock. There are no voting trust agreements or other contracts, agreements, arrangements, commitments, plans or understandings restricting or otherwise relating to voting, dividend or other rights with respect to the capital stock of the Company.

Section 3.4 Authorization. The Seller has all requisite corporate power and authority to enter into this Agreement, to carry out its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, the performance by the Company of its obligations hereunder, and the authorization, issuance and delivery of the Shares have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law).

Section 3.5 No Violation. The execution and delivery of this Agreement by the Seller does not, and the consummation by the Seller of the transactions contemplated hereby and compliance with the terms hereof will not, (a) conflict with, or result in any violation of or default or loss of any benefit under, any provision of the Certificate of Incorporation or Bylaws of the Company; (b) conflict with, or result in any violation of or default or loss of any benefit under, any permit, concession, grant, franchise, law, rule or regulation, or any judgment, decree or order of any court or other Governmental Entity to which the Company is a party or to which any of its property is subject; (c) conflict with, or result in a breach or violation of or default or loss of any benefit under, or accelerate the performance required by, the terms of any agreement, contract, indenture or other instrument to which the Company is a party or to which any of its property is subject, or constitute a default or loss of any right thereunder or an event which, with the lapse of time or notice or both, might result in a default or loss of any right thereunder or the creation of any Security Interest upon any of the assets or properties of the Company; or (d) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Company License.

Section 3.6 Approvals. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Seller will not require the consent, approval, order or authorization of any Governmental Entity or any other Person under any statute, law, rule, regulation, permit, license, agreement, indenture or other instrument to which the Company is a party or to which any of its properties are subject, and no declaration, filing or registration with any Governmental Entity is required by the Company in connection with the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or the performance by the Company of its obligations hereunder.

Section 3.7 Financial Statements. The Seller has delivered to the Purchasers' representative true, correct and complete copies of the audited balance sheets of the Company as of its last two fiscal years and the related statements of income and retained earnings and of cash flows for the years then ended as well as for the three and nine months ended August 31, 2003

("Financial Statements"), true, correct and complete copies of which are attached hereto as Schedule 3.7. The Financial Statements are in accordance with the books and records of the Company and have been prepared in accordance with generally accepted accounting principles consistently applied, and the balance sheets included therein present fairly the financial condition of the Company as of their respective dates. All material liabilities and obligations, whether absolute, accrued, contingent or otherwise, whether direct or indirect, and whether due or to become due, which existed at the dates of such Financial Statements have been disclosed in the appropriate balance sheet included in the Financial Statements to the extent such liabilities were required, under generally accepted accounting principles, to be so disclosed. The statements of income and retained earnings included in the Financial Statements present fairly the results of operations of the Company for the periods indicated.

Section 3.8 No Undisclosed Liabilities. The Liabilities on the balance sheets included in the Financial Statements consist solely of accrued obligations and Liabilities incurred by the Company in the Ordinary Course of Business. There are no Liabilities of the Company of any kind whatsoever, and no existing condition, situation or set of circumstances that could reasonably result in such a Liability, other than Liabilities disclosed in the Financial Statements and which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. There are no asserted claims for indemnification by any Person against the Company under any law or agreement or pursuant to its Certificate of Incorporation, Bylaws or analogous organizational documents and the Company has no Knowledge of any facts or circumstances that might reasonably give rise to the assertion of such a claim against the Company thereunder.

Section 3.9 Events Subsequent to Financial Statements Date. Since the date of the Financial Statements, no Material Adverse Change has occurred. Without limiting the generality of the foregoing, since such date the Company has not (a) sold, leased, transferred or assigned any of its assets other than in the Ordinary Course of Business; (b) entered into any agreement, contract, lease or license involving more than $5,000; (c) discharged or satisfied any lien or encumbrance or incurred or paid any obligation or liability (absolute, accrued or contingent) other than current liabilities shown on the balance sheets included in the Financial Statements; (d) imposed any Security Interest upon any of its assets, tangible or intangible; (e) made any capital expenditure involving more than $5,000; (f) made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person involving more than $5,000; (g) borrowed any amount or incurred or become subject to any liability, except current liabilities incurred in the Ordinary Course of Business; (h) canceled, compromised, waived or released any right or claim involving more than $5,000; (i) granted any license or sublicense of any rights under or with respect to any Intellectual Property owned or licensed by the Company; (j) made or authorized any change in its Certificate of Incorporation or Bylaws; (k) issued, sold or otherwise disposed of any of its capital stock, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock; (l) declared, set aside or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital stock; (m) experienced any damage, destruction or loss (whether or not covered by insurance) to its property; (n) made any loan to, or entered into any other transaction with, any of its directors, officers and employees outside the Ordinary Course of Business; (o) (i) granted any severance or termination pay to any of its directors, officers or employees, (ii) entered into any employment, deferred compensation, collective bargaining or other similar agreement (or any amendment to any such existing agreement) or arrangement with any of its directors, officers or employees, (iii) increased any benefits payable under any existing severance or termination pay policies or employment agreements, or (iv) increased the compensation, bonus or other benefits payable to any of its directors, officers or employees; (p) accelerated, terminated, modified or canceled any agreement, contract, lease or license, or had any third party do so, involving more than $5,000; (q) made any material change in the manner of its business or operations; (r) made any material change in any method of accounting or accounting practice; (s) entered into any transaction except in the Ordinary Course of Business or as otherwise contemplated hereby; or (t) entered into any commitment (contingent or otherwise) to do any of the foregoing. Since the date of the Financial Statements there has not been any other material occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course of Business involving the Company. The above (and anything else in this Agreement) notwithstanding, the Company shall dispose of its Trivor subsidiary prior to the Closing.

Section 3.10 Taxes.

(a) The Company has duly and timely filed all Tax Returns that it was required to file (taking into account all extensions). All such Tax Returns are true, complete and correct in all respects. All Taxes owed by the Company (whether or not shown on any Tax Return) have been fully and timely paid. The Company currently is not the beneficiary of any extension of time within which to file any Tax Return. There are no Security Interests on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) The Company has not waived any statute of limitations in respect of the assessment or collection of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) No claim has ever been made by a Taxing authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to Tax in that jurisdiction. There is not currently pending any dispute or claim concerning any Tax Liability of the Company either claimed or raised by any Taxing authority in writing or of which the Company has Knowledge.

Section 3.11 Litigation. There is no action, suit, investigation, arbitration or proceeding pending or, to the Knowledge of the Seller, threatened against the Company, or any of its properties or rights (including, without limitation, no charge of patent and/or trademark infringement), by or before any Governmental Entity, or any Basis in fact therefor known to the Seller, against or involving the Company or any of its officers, directors or employees (in their capacity as such), assets, business or products, whether at law or in equity. The Company is not subject to any outstanding injunction, judgment, order, decree, ruling or charge of any Governmental Entity.

Section 3.12 Compliance with Laws. The Company and its Affiliates have complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of any Governmental Entity relating to or affecting the operation, conduct or ownership of the Company's property or business, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced or, to the Knowledge of the Company, threatened against it alleging any failure so to comply. Neither the Company nor, to the Knowledge of the Seller, any of the Company's directors, officers, consultants or employees (in their capacity as such), is in default in any material respect with respect to any order, writ, injunction or decree known to the Company or served upon the Company by any Governmental Entity.

Section 3.13 Title to Property. The Company has good and marketable title to all of its properties and assets, both real and personal, tangible and intangible, which the Company purports to own as reflected in the latest balance sheet included in the Financial Statements or acquired after the date thereof (except personal property disposed of in the Ordinary Course of Business), free and clear of all Security Interests other than (a) liens of current Taxes not yet due and payable and (b) Security Interests securing obligations reflected in the Financial Statements.

Section 3.14 Environmental Compliance. (a) The Company has not generated, used, transported, treated, stored, released or disposed of, and has not suffered or permitted anyone else to generate, use, transport, treat, store, release or dispose of any Hazardous Substance in violation of any Environmental Laws; (b) there has not been any generation, use, transportation, treatment, storage, release or disposal of any Hazardous Substance resulting from the conduct of the Company or the use of any property or facility by the Company or, to the Seller's Knowledge, any nearby or adjacent properties or facilities, which has created or could reasonably be expected to create any material Liability on the part of the Company under the Environmental Laws or that would require reporting to or notification by the Company to any Governmental Entity; and (c) any Hazardous Substance handled or dealt with in any way in connection with the business of the Company, whether before or during the ownership by the Company, has been and is being handled or dealt with in all respects in compliance with the Environmental Laws in effect at the time such activities were being conducted, except where such violation, liability, failure to report or failure to comply would not have a Material Adverse Effect.

Section 3.15 Contracts. Schedule 3.15 contains a complete list or description of all currently effective written or oral contracts, leases, agreements, indentures, undertakings, arrangements or commitments (including, without limitation, any collective bargaining contract or union agreement) of the Company, other than (i) purchase orders entered into in the Ordinary Course of Business and (ii) any such contracts, leases, agreements, indentures, undertakings, arrangements or commitments that (A) do not involve the receipt or payment of more than $5,000 each, (B) do not involve employment or labor matters and (C) do not contain covenants restricting the Company from engaging in any line of business (all agreements, arrangements or commitments to which the Company is a party, whether or not listed on Schedule 3.15, being hereinafter referred to as "Company Contracts"). True and correct copies of all the Company Contracts listed on the Disclosure Schedule have been made available to the Purchaser. With respect to each Company Contract: (1) the agreement is legal, valid, binding, enforceable and in full force and effect against the Company; (2) the agreement will continue to be legal, valid, binding, enforceable and in full force and effect (in each case, as against the Company and, to the Knowledge of the Company, each other party thereto) on identical terms following the consummation of the transactions contemplated hereby; (3) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in breach or default in any material respect, and no event has occurred which with notice or lapse of time would constitute a material breach or default on the part of the Company and, to the Knowledge of the Company, any other party thereto, or permit termination, modification or acceleration, under the agreement; and (4) neither the Company nor, to the Knowledge of the Seller, any other party thereto has repudiated any provision of the agreement. There are no material Liabilities of the Company or, to the Knowledge of the Seller, any other party to any of the Company Contracts arising from any breach of or default in any provision thereof, nor has there occurred any breach or default thereof by the Company which would permit the acceleration of any obligation of any party thereto or the creation of a Security Interest upon any material asset of the Company. There are no negotiations pending or in progress to revise any material terms of such Company Contracts.

Section 3.16 Employee Plans and Employees.

(a)   Except as disclosed on Schedule 3.16(a), the Company does not have and is not obligated to contribute to, and has not sponsored, maintained, participated in, or contributed to, (i) any "employee benefit plan," as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA; (ii) any personnel policy; and (iii) any other employment, consulting, collective bargaining, stock option, stock bonus, stock purchase, phantom stock, incentive, bonus, deferred compensation, retirement, severance, vacation, dependent care, employee assistance, fringe benefit, medical, dental, sick leave, death benefit, golden parachute or other compensatory plan, contract, policy or arrangement which is not an employee benefit plan as defined in Section 3(3) of ERISA (each such plan, contract, policy and arrangement being herein referred to as an "Employee Plan"). True and complete copies of each of the Employee Plans have been delivered to the Purchaser.

(b)   There are no, nor have there ever been, any ERISA Affiliates. The Company has not ever contributed to (or had an obligation to contribute to), sponsored, participated in or had any liability with respect to a Multiemployer Plan or any other plan subject to Title IV of ERISA. The Company has performed all obligations required to be performed under, and is in compliance in all material respects with, the terms of each Employee Plan and the requirements applicable to each Employee Plan prescribed by ERISA, the Code and other applicable law. No lawsuit, claim, audit or other action has been asserted, instituted, threatened or anticipated with respect to any Employee Plan. The consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will not give rise to any liability, including, liability for severance pay, unemployment compensation or termination pay or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer or director of the Company (whether current, former, or retired) or their beneficiaries.

(c)   Except as may be required under Section 4980(B) of the Code or any similar state law requiring continuation coverage with respect to health plans, the Company does not maintain or contribute to and is not obligated under, any plan, contract, policy or arrangement providing health, death or other welfare benefits (whether or not insured) to current or former employees or other personnel beyond the termination of their employment or other services. Each Employee Plan by its terms may be unilaterally terminated and/or amended by the Company at any time.

(d)   Schedule 3.16(d) sets forth a list of the names and positions of all officers and directors of the Company, and of each employee or consultant of the Company, and the salary, benefits and other compensation paid or provided to each such Person. No such Person has furnished any notice of his intention to, and to the Seller's Knowledge no such Person intends to, terminate his relationship with the Company.

(e)   Schedule 3.16(e) sets forth all outstanding loans and other advances (other than travel advances in the Ordinary Course of Business which do not exceed $1,000 per individual) made by the Company to any of its officers, directors, employees, shareholders or consultants.

Section 3.17 Insurance Policies. Schedule 3.17 contains a correct and complete description of all insurance policies of the Company covering the Company, its business, employees, agents and assets. Each such policy is in full force and effect, all premiums with respect to such insurance policies have been paid on a timely basis, and no notice of cancellation or termination has been received with respect to any such policy.

Section 3.18 Records. The Company has records that accurately and validly reflect its transactions and accounting controls reasonably sufficient to insure that such transactions are (a) in all material respects executed in accordance with its management's general or specific authorization and (b) recorded in conformity with generally accepted accounting principles.

Section 3.19 No Illegal or Improper Transactions. Neither the Company nor, to the Knowledge of the Seller, any of its officers or directors, employees, agents or Affiliates, has offered, paid or agreed to pay to any Person (including any governmental official) or solicited, received or agreed to receive from any such Person, directly or indirectly, any money or anything of value for the purpose or with the intent of (a) obtaining or maintaining business, (b) facilitating the purchase or sale of any product or service, or (c) avoiding the imposition of any fine or penalty, in any such case in any manner which is in violation of any applicable ordinance, regulation or law; and to the Knowledge of the Seller, there have been no false or fictitious entries made in the books or records of the Company.

Section 3.20 Brokerage Fees. Neither the Company nor any of its Affiliates has retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby or any transaction of like nature that would be required to be paid by the Company or the Purchasers.

Section 3.21 Intellectual Property.

(a)   The Company owns or has the right to use, pursuant to license, sublicense, agreement or permission, all Intellectual Property used in or necessary for the operation of the business of the Company as presently conducted and as presently proposed to be conducted. Each material item of Intellectual Property is set forth on Schedule 3.21. The Company has taken all necessary action to maintain and protect each material item of Intellectual Property that it owns or uses. All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the development of the Company's Intellectual Property either (i) have been party to a "work-for-hire" arrangement or agreement with the Company, in accordance with applicable federal or state law, that by its terms accords the Company ownership of all intangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that by their terms convey to the Company ownership of all tangible and intangible property thereby arising.

(b) The Company has not infringed upon, misappropriated, or otherwise violated any Intellectual Property rights of third parties, and none of the Company and the directors and officers (and employees with responsibility for Intellectual Property matters) of the Company has ever received any charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or violation (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the Seller, no Person has interfered with, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of the Company.

Section 3.22 Licenses. The Company has all material licenses, permits and other governmental certificates, authorizations and approvals required by every federal, state, local and foreign Governmental Entity for the conduct of its business and the use of its properties as presently conducted or used, including without limitation any federal, state, local or foreign law relating to public health and safety, or employee health and safety (collectively, "Company Licenses"). Schedule 3.22 contains a true and complete list of the Company Licenses. All of the Company Licenses are in full force and effect in all material respects and no action or claim is pending nor, to the Knowledge of the Seller, is threatened to revoke or terminate any Company License or declare any Company License invalid in any material respect. The Company has taken all necessary action to maintain such Company Licenses.

Section 3.23 Registration Rights. The Company is not under any obligation to register under the Securities Act any of its currently outstanding securities nor any of its securities which may hereafter be issued.

Section 3.24 No Misleading Statements. No information furnished by or on behalf of the Company to the Purchaser contains any untrue statement of a material fact or omits to state a material fact necessary to make such statement, in the light of the circumstances under which it was made, not misleading. All written information, in whatever form, furnished by the Seller or the Company to the Purchaser was true and correct as of the date so furnished and, except as the accuracy thereof is affected by the passage of time, remains true and correct in all material respects as of the date hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company that:

Section 4.1 Existence and Authority. The Purchaser has all requisite power and authority to own his assets and has all requisite power and authority to execute, deliver and perform his obligations under this Agreement.

Section 4.2 Authorization; No Contravention. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the issuance of the Shares: (a) is within the Purchaser's power and authority and has been duly authorized by all necessary action on the part of the Purchaser; and (b) will not violate, conflict with or result in any material breach or contravention of (i) any contractual obligation of the Purchaser, or (ii) any law, statute, rule, regulation, order or decree applicable to the Purchaser, provided the registration statement for the Shares is declared effective by the SEC.

Section 4.3 Binding Effect. This Agreement has been duly executed and delivered by the Purchaser, and this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

ARTICLE V

INDEMNIFICATION

Section 5.1 Indemnification by the Seller. Subject to Section 5.3, the Seller shall indemnify the Purchaser and hold the Purchaser harmless after the Closing from and against and in respect of any losses, damages, expenses, liabilities, claims, assessments and judgments (including reasonable costs and attorneys' fees and other expenses arising out of any claim, or the defense or investigation thereof, made with respect to any of the foregoing) (collectively, the "Indemnifiable Expenses") incurred or suffered by the Purchaser, arising out of, based upon or resulting from any breach by them or the Company of their or the Company's representations, warranties and covenants contained in this Agreement (without regard to any materiality qualifier, including any Material Adverse Effect qualifier, contained in such representation or warranty).

Section 5.2 Indemnification by the Purchaser. Subject to Section 5.3, the Purchaser shall indemnify the Company and hold the Company harmless after the Closing from and against and in respect of any Indemnifiable Expenses incurred or suffered by the Company, arising out of, based upon or resulting from any breach by the Purchaser of the Purchaser's representations, warranties and covenants contained in this Agreement.

Section 5.3 Limitations. Neither the Purchaser nor the Company shall be entitled to make any claim for indemnification under Section 5.1 or Section 5.2 with respect to the breach of any representation and warranty contained herein after the date on which such representation and warranty ceases to survive pursuant to Section 5.6. Neither the Purchaser nor the Company shall make any claim for indemnification until the aggregate amounts of such Indemnifiable Expenses exceeds $5,000, in which case the Purchaser or the Company, as the case may be, may claim indemnification for the full amount due. At such time as either the Company or the Purchaser seeks to recover Indemnifiable Expenses, the parties seeking indemnification shall provide the other party with information regarding the Indemnifiable Expenses, including, without limitation, reasonable detail regarding the nature of the Indemnifiable Expenses and the amount, or an estimate of the amount, of such Indemnifiable Expenses. The Company and the Purchaser agree that in no event shall the Purchaser's liability under this Article V exceed the Purchase Price paid by Purchaser.

Section 5.4 Notice and Defense of Claims. Each party entitled to indemnification under this Article V (the "Indemnified Party") shall give written notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and, in the event of any claim or demand asserted against an Indemnified Party by a third party, shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld, conditioned or delayed), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article V unless such failure to give notice materially adversely affected the ability of the Indemnifying Party to defend such claim. The Indemnifying Party, in the defense of any such claim or litigation, shall not, except with the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim or litigation. The Indemnified Party shall furnish such information regarding itself or the claim in question as the Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom. The Indemnified Party shall not, except with the prior written consent of the Indemnifying Party, consent to the entry of any judgment or enter into any settlement with respect to such claim or litigation. The Indemnifying Party shall not be liable for any judgment or settlement effected without the Indemnifying Party's prior written consent.

Section 5.5 Non-Exclusive Remedy. Indemnification pursuant to this Article V shall not preclude the Purchaser or the Company from exercising any other remedies it may have.

Section 5.6 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the Closing and shall remain in full force and effect until the expiration of two years from the Closing Date regardless of any investigation made by or on behalf of any party hereto, except that the representations and warranties contained in Section 3.4 relating to the Company's shares shall survive as long as any of such shares are owned by the Purchaser and the representations and warranties contained in Section 3.10, Section 3.16(a), Section 3.16(b) and Section 3.16(c) shall survive until 90 days after the expiration of the applicable statute of limitations.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Effect of Due Diligence. No investigation by or on behalf of the Purchaser or any of its members or representatives into the business, operations, prospects, assets or condition (financial or otherwise) of the Company shall diminish in any way the effect of any representations or warranties made by the Seller herein or shall relieve the Company or the Sellers of any of its or their obligations under this Agreement.

Section 6.2 Successors and Assigns. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto.

Section 6.3 Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the transactions contemplated hereby, and controls and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, which conflicts with, or may have related to, the subject matter hereof in any way.

Section 6.4 Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by telefax, by recognized overnight courier marked for overnight delivery, or by registered or certified mail, postage prepaid, addressed as follows:

(a) If to the Purchaser, to Viropro Inc., 3163 Kennedy Boulevard, Jersey City, NJ 07306, Attention: Richard Verdiramo, with a copy (which shall not constitute notice) to: Law Offices of Irving Rothstein, 1060 East 23rd Street, Brooklyn, NY 11210, Attention: Irving Rothstein, Esq., or such other addresses as shall be furnished by like notice by such party.

(b) If to the Company or the Seller, to Central Network Communications Inc., 1010 Ste-Catherine Street, West, Suite 500, Montreal (Quebec) Canada H3B 1G4, Attention Robert Egery, with a copy (which shall not constitute notice) to Law Offices of Leonard Tannenbaum, 203 Place d'Youville, Suite 100, Montreal (Quebec) Canada H2Y 2B3, Attention: Leonard Tannenbaum, Esq., or such other addresses as shall be furnished by like notice by such party.

All such notices and communications shall, when telefaxed (immediately thereafter confirmed by telephone), be effective when telefaxed, or if sent by nationally recognized overnight courier service, be effective one Business Day after the same has been delivered to such courier service marked for overnight delivery, or, if mailed, be effective when received.

Section 6.5 Applicable Law and Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to or application of any conflicts of laws principles. Any dispute arising under this Agreement shall be heard solely in the federal or state courts located in Southern District of New York.

Section 6.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

Section 6.7 Amendments. This Agreement may not be amended or modified, and no provisions hereof (other than the Closing deliveries set forth in Section 2.3 hereof) may be waived, without the mutual written consent of the parties.

Section 6.8 Expenses. Each party hereto shall each bear all of their respective expenses, including attorneys' fees, in connection with preparation, execution and negotiation of this Agreement and the transactions contemplated hereby.

Section 6.9 Headings. The headings used in this Agreement are for convenience only and are not to be considered in construing or interpreting any term or provision of this Agreement.

Section 6.10 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner so as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement. If any provision contained in this Agreement is determined to be invalid, illegal or unenforceable as written, a court of competent jurisdiction shall, at any party's request, reform the terms of this Agreement to the extent necessary to cause such otherwise invalid provisions to be enforceable under applicable law.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day, month and year first written above.

VIRIPRO INC.

By:‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗
Name: Richard Lee
Title: President & CEO

CENTRAL NETWORK COMMUNICATIONS INC.

By:‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗
Name: Robert Egery
Title: President

Exhibit 10.2 – Distribution Agreement

EXCLUSIVE DISTRIBUTION AGREEMENT, made this 17th day of December 2002.

BETWEEN:	KREG INFORMATION SYSTEMS Inc., incorporated under the Laws of Georgia, USA, situated at Eight Piedmont Center, suite 412, Atlanta, GA 30305, herein represented by its duly authorized signing officer, as he so declares

(hereinafter referred to as "KREG")

AND:	CENTRAL NETWORK COMMUNICATIONS (CNC) Inc., a corporation incorporated under the Laws of Canada, situated at 1010 Ste-Catherine West, suite 560, Montreal, Quebec, Canada, H3B 1 G4, herein represented by its duly authorized signing officer, as he so declares

(hereinafter referred to as "CNC")

WITNESSETH:

WHEREAS, KREG has developed and is proprietary of healthcare decision support systems namely WinBud, WinPay, WinMCA and WinPLM (KREG software), (hereinafter the "PRODUCTS")

WHEREAS, KREG and CNC will develop jointly a French, Spanish and Portuguese version of all the KREG software.

WHEREAS, KREG has the authority to secure the services of distributors (hereinafter referred to as "CNC") for territories; territories are to be deemed either specific countries or specific clients of CNC (hereinafter referred to as "TERRITORY";

WHEREAS, CNC wishes to secure the exclusive right to market, sell, distribute, services and support the PRODUCTS or services provided has said in the TERRITORY under the brand name Pyramid.

IT IS MUTUALLY AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.   PREAMBLE AND DEFINITION

        The preamble is true and correct and forms an integral part of the Agreement herein.

2.   STRATEGIC PARTNERSHIP

2.1   KREG hereby appoints CNC, and CNC hereby accepts said appointment, as its sole and exclusive master distributor for the PRODUCTS within the TERRITORY, in accordance with the terms and conditions of this Agreement.

2.2   The TERRITORY granted to CNC is for the exclusive distribution of the PRODUCTS for the country of Canada.

2.3   KREG also agrees to permit CNC to brand (private label) PRODUCTS and promote, sell an distribute in the territory In said event, CNC's clients will be exclusive to CNC.

3. DUTIES OF KREG

3.1 KREG shall:

a) upon receipt and subsequent acceptance of purchase orders and instructions from CNC, prepare, customize (when applicable and approved by KREG), assemble, package, label, deliver, install (when applicable) PRODUCTS, train CNC's clients where applicable and when appropriate fees are agreed upon, provide technical assistance, in accordance with the corresponding purchase orders and sales contracts mutually agreed between CNC and KREG;

b) ensure, on a best efforts basis, that the PRODUCTS ordered by CNC is delivered to CNC or its clients in accordance with the pre-agreed instructions;

c) provide CNC with all the standard information and marketing literature in the English language that is related to the PRODUCTS; KREG will provide documents in other language, if available; for other languages at the expense of CNC; permit CNC to translate any and all said standard information and marketing literature into other languages;

d) confirm to CNC, after receipt by KREG of purchase orders as set forth in Section 6.1, the corresponding delivery schedule for the PRODUCTS as confirmed by KREG, including any customization or modification or specific labelling as set forth in purchase orders and contracts;

e) use its reasonable best efforts to ensure that the end user of the PRODUCTS is provided with the KREG PRODUCTS warranty, as specified in the licensing agreement, with respect to the PRODUCTS;

f) provide advice notice to CNC any improvements, changes it intends to undertake on PRODUCTS; furnish CNC, when available, any literature, documentation on upgrade (s);

g) provide CNC with competitive analysis, market trends;

h) provide CNC with guidelines for sale prices of PRODUCTS to Clients, including without limiting, on a case by case basis, any assistance for proposals to potential clients, after having received appropriate advance information permitting such a proposal;

i) coordinate with the assistance of CNC, schedules of training, technical assistance;

j) permit CNC to appoint sub-distributors, agents, representatives, as long as they adhere to the Agreement between KREG and CNC within the scope of said TERRITORY, subject to the approval set forth in section 11.1;

k) provide the necessary training to CNC's employees concerning the installation, the maintenance and the technical support for the applications, as described in the Agreement;

l) provide free of charge CNC all the applications and all upgrades to the software duly enabling CNC to effect its sales and maintenance of the applications;

m) not sell the PRODUCTS in the TERRITORY otherwise than through the intermediary of CNC;

n) use its reasonable best efforts to ensure that other Distributor (s), Agent (s), Representative (s) will respect, according to applicable laws, the undertaking that they have taken not to knowingly sell the PRODUCTS to any person, firm or entity outside the TERRITORY for use within the TERRITORY;

o) not enter into any contract with any other distributor for the TERRITORY during the term this Agreement for the PRODUCTS;

p) in the event that KREG receives any offer, purchase order or request for proposal for the sale of the PRODUCTS within the TERRITORY, KREG shall refer such offer, purchase order or request for proposal to CNC on a timely basis;

4.   DUTIES OF CNC

4.1   CNC shall, during the term of this Agreement:

a)   establish and maintain appropriate resources for the effective marketing, installation, end user training, end user support and distribution of the PRODUCTS within the TERRITORY;

b)   provide KREG with complete written specifications concerning the standard packaging, labelling, instructions, customization, modification, language related to the PRODUCTS to be sold in the TERRITORY in order to meet the standards required in the TERRITORY;

c)   furnish to KREG on a quarterly basis, a general report on sales activities. This will include a summary reconciliation of all fees owed.

d)   furnish to KREG, prior to any purchase order, clear and complete written instructions related to PRODUCTS, including without limiting the foregoing, customization, modification, labelling, branding, packaging, language, technical assistance, forecasted date of installation, training, for PRODUCTS, and all and any applicable contractual obligation set forth in the sales contract, including but not limited to all customers agreeing and signing KREG's standard license contract;

e)   coordinate with KREG all scheduling for installation, training, technical assistance;

f)   use its reasonable best efforts to monitor, according to applicable laws, its customers in order to avoid resale by same of the PRODUCTS outside the TERRITORY,

g)   be responsible for the linguistic of the translation;

h)   shall have licensed at least twelve (12) paid customers over the next forty eight (48) months following the signature of this agreement, else, CNC's distribution reverts to non-exclusive.

i)   obtain all licenses, permits, approvals and other governmental authorizations, and make all filings, notifications and registrations (collectively "Authorizations and Registrations") with all governmental agencies necessary or appropriate for the importation, distribution and sale by CNC, and the use by CNC's customers, of the PRODUCT in the TERRITORY, at its sole cost and expense;

j)   pay for the PRODUCT branding, including changing the product name and opening screens.

5.   PURCHASE ORDERS AND DELIVERY

5.1   Each purchase order submitted by CNC shall be submitted to KREG at least sixty (60) days prior to CNC's requested final delivery and installation date for the PRODUCTS to which that purchase order corresponds, except when the PRODUCTS require customization, modification; in such event CNC will consult with KREG on a case by case basis, prior to committing to its clients anyone delivery and installation dates.

5.2   Delivery dates set forth in any confirmation or acknowledgement of purchase orders are not guaranteed and shall be deemed to be an estimate only and KREG shall prepare PRODUCTS within the period which will be confirmed.

5.3   For each KREG licence sale by CNC, KREG hereby does understand and agree that it will recei KREG licence fee to be calculated according to the following :

KREG licence fee (US$) = KREG licence fee factor X Hospital annual budget (CDN$)

Where KREG licence fee factors are as follow:

KREG Modules	KREG Licence fee factor
WinPAY	.00015 (.015%)
WinBUD	.00015 (.015%)
WinMCA	.0002 (.02%)
I WinPLM	.0003 (.03%)

Example:

Hospital ABC has an annual budget of $ 100,000,000 dollars CDN The proposed KREG modules are WINMCA + WINPLM
KREG licence fee would be:

WIN MCA: $ 100,000,000 X.0002 = $ 20,000 USD
 WIN PLM: $ 100,000,000 X.0003 = $ 30,000 USD

Total KREG licence fee = $20,000 + $30,000 = $ 50,000 USD

5.4   CNC will pay to KREG 8% of the KREG licence fee concerning the maintenance contract of all CNC's clients with a minimum of $8,000 (US$) per facility.   On-going licensing, maintenance and support fees becoming applicable after first utilization of product or six (6) months from contract signing date whichever comes first.

During warranty, annual maintenance fees will be set at 50% of standard pricing (4% for maintenance fee and $4,000 floor level)

Example:
Using the above example (5.3), KREG annual maintenance fee for hospital ABC would be:

WINMCA: $20,000 X.08 = $1,600 USD
WINPLM: $30,000 X.08 = $ 2,400 USD

Year 1 : Total KREG annual maintenance fee = $4,000 USD (50% of regular fee: because the total for the 2 modules - $2,000 - does not exceed the $4,000 floor level)

Year 2 +: Total KREG annual maintenance fee = $ 8,000 USD (because the total for the 2 modules - $4,000 - does not exceed the $8,000 floor level)

It is understood that CNC will invoice its clients directly and pay Kreg fees on a quarterly basis on the following schedule: March 1 (covering March, April and May), June 1 (covering June, July, and August), September 1 (covering September, October, and November), and December 1 (covering December, January, and February). These ongoing monthly license fees are due immediately and payable within 30 days after the aforementioned dates.

5.5   Fees for installation, development and training of KREG's software, will be paid proportionally to the involvement of each party. This will include but not limited to development and interfacing of the Charge Master as well as interfaces with other systems, translation, cost accounting and project management.

5.6   If CNC appoints a sub-distributor or a reseller, agent, in TERRITORY, the commission and or fees to be paid to said sub-distributor, reseller, agent will be paid by both parties in the same proportion mentioned above in 5.3 and 5.4, subject to the approval specified in section 11.1.

5.7   CNC gives KREG the right to inspect CNC receivables concerning the KREG sales on a semi-annual basis.

5.8   CNC obliges itself to pay to KREG the conversion expenses including the development of the conversion tool and the French translation. The parties agree expressly that the amount of all the conversion work is established at $ 170,100. USD.

6. SALES

6.1   The corresponding amount due to KREG for each PRODUCTS ordered by CNC will be paid by CNC, 30 days after receipt of client's payment or 30 days after PRODUCTS have been shipped by Kreg, whichever comes first.

7.   REPRESENTATION AND WARRANTIES

7.1   KREG will provide CNC with technical assistance in order to assist CNC in the promotion and sale of the PRODUCTS. Said initial training and technical assistance in the use of the PRODUCTS required by CNC shall be provided by KREG, at no charge to CNC, within forty-five (45) days after the date of CNC's written request therefore.

7.2   In the event that CNC, or any officer, director, employee or agent of CNC, is made aware of any claim that CNC or CNC's customers, importation, distribution, sale and/or use of the PRODUCTS infringes any patent, copyright, trademark, service mark, trade name or other proprietary right of any other person, firm or entity, CNC shall give timely written notice of such claim to KREG, it being acknowledged that KREG has undertaken to be solely responsible for the conduct of the defense, settlement and discharge of such claim, provided however, that CNC shall provide KREG with such assistance as may be reasonably requested in connection with the defence, settlement and discharge of such claim.

7.3   CNC hereby provides to KREG its best efforts in preventing any pirating of PRODUCTS, in TERRITORY; it does however undertake on a best efforts basis to advise, on a timely basis, of any such occurrence.

7.4   CNC warrants to KREG and KREG warrants to CNC that (i) they have full authority to execute and perform this Agreement; (ii) this Agreement has been duly executed and delivered by CNC and constitutes a legal, enforceable and binding obligation of CNC; and (iii) the execution and performance of this Agreement will not violate any law or breach any other agreement.

7.5   KREG further represents and warrants that the PRODUCTS supplied by it to CNC and its clients hereunder, shall be free from defects in materials and workmanship, and upon delivery by KREG to CNC and or its Clients shall be in good working condition and fit for the ordinary purposes for which
the PRODUCTS is intended as described in KREG's marketing material, user documentation and any other material written by KREG. Except as expressly provided in this article 7, KREG makes no other warranties, express or implied, with respect to the PRODUCTS.

In the event that any PRODUCTS supplied by KREG fails to conform to KREG's representation and warranty under this article 7.5, KREG will replace such defective PRODUCTS at no charge to CNC Upon KREG's written request, and at KREG's sole expense, CNC shall return to KREG any units of the PRODUCTS that fails to conform to KREG's representations and warranties, as set forth in this article 7.5.

8.   LIMITATION OF LIABILITY

The cumulative liability of KREG to (CNC INT) or its customers, for all claims related to the KREG program and this agreement, including any cause of action sounding in contract, tort or strict liability, shall not exceed the total amount of all license fees paid to KREG hereunder. This limitation of liability is intended to apply without regard to which other provisions of this agreement have been breached o have proven ineffective.

9. TERM

Unless otherwise terminated in accordance with the provisions of article 10 hereinafter, this Agreement shall remain in force for a period of three (3) years from the date of its entry into force.

After the expiry of said period, this Agreement will then be renewed automatically for successive periods of twelve (12) months, if CNC is not in default of its obligations herein prior to each annual renewal.

10. TERMINATION

10.1   KREG may immediately terminate this Agreement, upon written notice to CNC to that effect in any the following events:

a)   if CNC is in material breach or default of any terms or conditions of this Agreement and fails to cure said breach or default within forty-five (45) days after notice to do so, or if not capable of being cured within forty-five (45) days, CNC is not taking all reasonable steps to cure such default or breach;
b)   if CNC ceases to carry on its business;
c)   if CNC assigns this Agreement without the prior written consent of KREG.

Upon termination as contemplated above, it is understood and agreed that CNC shall not, either directly or indirectly, sell, service, distribute or market the PRODUCTS hereunder and any additional rights pursuant to this Agreement shall revert to KREG hereunder.

10.2   Any notice of termination hereunder shall automatically operate as a cancellation of any deliveries of the PRODUCTS to CNC which are scheduled to be made subsequent to the effective date of termination, whether or not any orders for the PRODUCTS have been therefore accepted but for which KREG has not received any payment.

10.3   In this event, notwithstanding the provision hereinabove, and if CNC has obtained the consent of KREG which consent shall not be unreasonably withheld, CNC shall be able to complete its sales contract with its clients that were pre-approved by KREG.

10.4   KREG may terminate this Agreement immediately, without notice, if CNC becomes insolvent or bankrupt, if CNC makes an assignment for the benefit of its creditors or if CNC is liquidated, voluntarily or otherwise.

10.5   Termination of this Agreement pursuant to this Article 10, shall not affect or impair the non-breaching Party's right to pursue any legal remedy, including, but not limited to, the right to recover damages, for any harm suffered as a result of such breach or default.

10.7   Notwithstanding any provisions hereof, CNC may terminate this Agreement with a sixty day written notice, subject to same causes as 10.1 but inverted. KREG has the obligation to respect the on-going contract.

11. ASSIGNMENT

11.1 No specific grants of license or sublicense are available pursuant to the terms of this Agreement and CNC's rights in this Agreement may not be assigned or transferred by CNC in any manner whatsoever unless agreed upon in writing by KREG which agreement may not be unreasonably withheld. CNC may however appoint sub distributors for the TERRITORY for the PRODUCTS when agreed upon in writing by KREG which agreement may not be unreasonably withheld.

CNC shall be solely responsible for such sub distributors. KREG shall have the right to assign o transfer the rights pursuant to the present Agreement on the condition that the transferee shall bin itself to respect each and every obligation of KREG as if it were the original party to this Agreement

12. INTELLECTUAL PROPERTY RIGHTS

12.1 CNC hereby acknowledges and agrees that the Intellectual Property Rights ("Intellectual Property

Rights" shall include any and all patents, copyrights, trademarks, service marks, trade names, confidential information and other proprietary rights; and all applications and registrations thereof, contained or embodied in, or relating to, any of the PRODUCTS are, and shall remain, the sole property of KREG. During the continuance of this Agreement, CNC shall take no action which may impair or adversely affect any of the Intellectual Property Rights. This also extends PRODUCTS under CNC's brand name.

12.2 KREG shall use its reasonable best efforts to perfect and protect their respective rights in all of the Intellectual Property Rights throughout the TERRITORY provided, however, that CNC shall provide KREG with such assistance as may be reasonably requested in connection with the perfection and protection of the Intellectual Property Rights hereunder.

13. CONFIDENTIALITY

All knowledge and information that each Party may acquire with respect to the business of the other Party during the term of this Agreement shall be treated as confidential and each Party hereby agrees that it will take every reasonable precaution to protect the confidentiality of this information in a manner at least consistent with the efforts exercised by each Party with respect to their own confidential information. In the event of the termination of this Agreement, there shall be no use or disclosure by either Party of any confidential information of the other.

14. NON-COMPETITION

CNC shall remain the exclusive distributor of KREG with respect to the PRODUCTS being sold in the TERRITORY; CNC undertakes not to compete against KREG by selling, promoting, marketing or developing products which may be competitive with the PRODUCTS in the TERRITORY during the entire term of this Agreement.

15.   FUTURE NEW PRODUCTS AND UPGRADES

KREG hereby grants to CNC the automatic right of its exclusive distributorship in the TERRITORY for other healthcare decision support systems or any improved version of the PRODUCTS which it may have, at anyone time, in the future after applicable upgrade fee(s) have been paid. In said event, the said software and or improvements / upgrades will be included in the definition of PRODUCTS herein and all of the terms herein shall be applicable mutatis mutandis.

For instance, when KREG offers a substantially enhanced product (such as when we went from KregBud which was DOS based to WinBud which is Windows Based) each Kreg client had to decided if they wanted the upgrade - they were not "forced" to take the upgrade but there were additional licensing fees they needed to pay. This same scenario will be true when we offer a SQL version of WinPLM our clients will need to decide if they want the SQL Upgrade (not update) and, if so, pay applicable fees.

16. NOTICE

All notices sent pursuant to this Agreement shall be delivered by hand to the Party for which it is intended, sent by telex, telecopier, telegram or other similar form of electronic transmitted message or sent by certified or registered mail directed to such Party at the address first above indicated, or at such other address as either Party may stipulate by notice to the other from time to time.

KREG Information Systems Inc.
 Eight Piedmont Center,
Suite 412,
 Atlanta,
 GA 30305

CENTRAL NETWORK COMMUNICATIONS (CNC) Inc.
1010 Ste-Catherine West
Suite 560, C.P.21, Dominion Square Building,
Montreal, Quebec, Canada, H3B 1 G4.

17.   GOVERNING LAW

This Agreement shall be governed by the laws of the Province of Quebec, Canada, as those laws are applied to contract entered into and to be performed entirely in the Province of Quebec by Quebec residents. The Receiving Party hereby grants the courts of the Province of Quebec, Canada jurisdiction over itself with respect to any dispute arising under or in connection with this Agreement. The Agreement contains the final, complete, and exclusive agreement of the party's relatives to the subject matter hereof and may not be changed, modified, amended or supplemented except by a written instrument signed by both parties.

The parties acknowledge that they have required the present Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto to be drawn in English.
Les parties reconnaissent avoir exige la redaction en Anglais de leur presente convention, ainsi que tous les documents, avis et procedures judiciaires executes, donnes ou intentes a la suite de ou se rapportant, directement ou indirectement a la presente convention.

18. ARBITRATION

Where a dispute arises out of this Memorandum of Agreement or a violation of one or more of its clauses and, if this dispute cannot be settled by negotiation, the Parties agree, first, in good faith, to settle the dispute by mediation under the rules of the Commercial mediation of the Institut d'Arbitrage du Quebec before an appeal for arbitration.

Failing to do so within thirty (30) days, the Parties agree to refer the dossier to the Institut d'Arbitrage du Quebec, which will follow the "Arbitration procedure of the Institute". All proceedings of mediation and arbitration shall be conducted by one (1) arbitrator, in the English language, in the city of Montreal, Province of Quebec, Canada.

The Parties understand that the decision of the arbitrators in any such arbitration shall be final and binding on the Parties and no appeal shall lie therefrom. The arbitration decision may be enforced by any court of competent jurisdiction.

19. RELATIONSHIP OF THE PARTIES

KREG and CNC are independent principals in all relationships and actions under and contemplated by this Agreement. This Agreement shall not be construed to create any employment relation, partnership or joint venture between the Parties.

20. FORCE MAJEURE

Notwithstanding any provision in this Agreement to the contrary, if either Party becomes aware that it or the other Party is unable to perform any or its obligations under this Agreement because of any event (a Force Majeure Event) which is unavoidable and beyond the control of the non-performing Party, including but not limited to, a judicial or governmental decree, a labour action, a communication line failure, a transportation failure, power failure and any natural disaster or Act of God, the Party which becomes aware of the Force Majeure Event shall notify the other Party. The non-performing

Party shall take all steps required to resume performance as soon as possible and shall not be in breach of any obligation hereunder because of any failure to perform during the period of suspension of its performance.

21. GENERAL

21.1   If any provision(s) of this Agreement or the application of any provision(s) of this Agreement to any person, entity, or circumstance, shall be deemed illegal, invalid or unenforceable to any extent, then the remainder of this Agreement, and the application of this Agreement to other persons, entities, or circumstances, shall not be affected and this Agreement shall be enforced to the greatest extent permitted by law.

21.2   This Agreement contains the entire Agreement between the Parties pertaining to the subject matter hereof, and supersedes and replaces all prior written and oral agreements between the Parties with reference to this subject matter.

21.3   The Parties shall from time to time sign such further documents and do such other things as may be necessary or useful in order to give effect to this Agreement.

21.4   This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns.

21.5   No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) not shall such waiver constitute a continuing waiver unless otherwise expressly provided in a writing duly executed by the Party to be bound thereby.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS AGREEMENT BY THEIR DULY AUTHORIZED REPRESENTATIVES ON THE DAY AND YEAR FIRST ABOVE WRITTEN.

Signed in Atlanta, December 21, 2002
KREG Information Systems Inc.,



Gregory R. Ferguson, President

Signed in Montreal, December 17th, 2002
CENTRAL NETWORK COMMUNICATIONS (CNC) Inc.



Carol Brunet, Executive Vice-President

Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

     I consent to the use in this Registration Statement on Form S-4 of Viropro, Inc., of my report dated February 19, 2004 appearing in the 10-KSB which is incorporated by reference.

By: /s/ Mark Cohen
     Mark Cohen C.P.A.

Hollywood, Florida
02/04/04

Exhibit 23.3



LEVY PILOTTE
COMPTABLES AGRÉÉS / CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement on Form S-4 of Viropro, Inc., of our report of CNC Holdings Inc. dated April 9, 2003.

Levy Pilotte

LEVY PILOTTE
Montreal, Canada
28/02/2004

LEVY PILOTTE
Société en nom collectif
General Partnership

5250, boul. Décarie
7e étage
Montréal, Québec
Canada H3X 3Z6

☎ (514) 487-1566
🖨 (514) 488-5145
e lpilotte@levypilotte.com
i www.levypilotte.com


DFK
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